EXHIBIT 99.2

Unaudited Interim Report

for the six-month period ended

30 June 2024

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155 000 employees based in nearly 50 countries worldwide. For 2023, our reported revenue was 59.4 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with Anheuser-Bush InBev’s 2023 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2024.

In the rest of this document, we refer to Anheuser-Busch InBev as “AB InBev”, “the company”, “we”, “us” or “our”.

Selected financial figures

To facilitate the understanding of our underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

The tables in this management report provide the segment information per region for the period ended 30 June 2024 and 2023 in the format up to Normalized EBIT level that is used by management to monitor performance.

For 2024, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, effective tax rate) before non-underlying items. Non-underlying items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of our operating income and operating expenses, as well as the key cash flow figures.

For the six-month period ended 30 June Million US dollar	2024	%	2023	%
Revenue¹	29 880	100%	29 333	100%
Cost of sales	(13 419)	45%	(13 536)	46%
Gross profit	16 461	55%	15 796	54%
SG&A	(9 248)	31%	(9 051)	31%
Other operating income/(expense)	334	1%	327	1%
Normalized profit from operations (Normalized EBIT)	7 547	25%	7 072	24%
Non-underlying items	(119)	—%	(107)	—%
Profit from operations (EBIT)	7 428	25%	6 965	24%
Depreciation, amortization and impairment	2 741	9%	2 596	9%
Normalized EBITDA	10 288	34%	9 668	33%
EBITDA	10 170	34%	9 561	33%
Underlying profit attributable to equity holders of AB InBev	3 320	11%	2 762	9%
Profit attributable to equity holders of AB InBev	2 564	9%	1 977	7%

For the six-month period ended 30 June Million US dollar	2024	2023²
Operating activities
Profit	3 236	2 655
Interest, taxes and non-cash items included in profit	7 588	7 512
Cash flow from operating activities before changes in working capital and use of provisions	10 824	10 167
Change in working capital	(4 170)	(4 615)
Pension contributions and use of provisions	(251)	(192)
Interest and taxes (paid)/received	(3 958)	(3 806)
Dividends received	123	43
Cash flow from operating activities	2 568	1 597
Investing activities
Net capex	(1 684)	(2 063)
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	(19)	(8)
Net proceeds from sale / (acquisition) of other assets	(29)	(18)
Cash flow from / (used in) investing activities	(1 732)	(2 089)
Financing activities
Net (repayments of) / proceeds from borrowings	1 124	155
Dividends paid	(2 142)	(1 923)
Share buyback	(838)	—
Payment of lease liabilities	(406)	(359)
Derivative financial instruments	(172)	(360)
Sale/(acquisition) of non-controlling interests	(414)	(3)
Other financing cash flows	(465)	(305)
Cash flow from / (used in) financing activities	(3 313)	(2 795)
Net increase / (decrease) in cash and cash equivalents	(2 476)	(3 287)

[1]	Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.
[2]	Amended to conform to the 2024 presentation.

Financial performance

We are presenting our results under five regions: North America, Middle Americas, South America, EMEA and Asia Pacific.

The tables in this management report provide the segment information per region for the period ended 30 June 2024 and 2023 in the format down to Normalized EBIT level that is used by management to monitor performance.

The tables below provide a summary of our performance for the period ended 30 June 2024 and 2023 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

For 2024, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes.

AB INBEV WORLDWIDE	2023	Scope	Currency translation	Organic growth	2024	Organic growth %
Volumes	288 131	(320)	—	(1 973)	285 837	(0.7)%
Revenue	29 333	1 732	(1 970)	785	29 880	2.7%
Cost of sales	(13 536)	(1 019)	1 148	(11)	(13 419)	(0.1)%
Gross profit	15 796	712	(822)	774	16 461	4.9%
SG&A	(9 051)	(672)	646	(171)	(9 248)	(1.9)%
Other operating income/(expenses)	327	11	5	(9)	334	(2.7)%
Normalized EBIT	7 072	51	(170)	594	7 547	8.5%
Normalized EBITDA	9 668	218	(352)	755	10 288	7.8%
Normalized EBITDA margin	33.0%	—	—	—	34.4%	165 bps

In the first six months of 2024, our normalized EBITDA increased 7.8% with a normalized EBITDA margin expansion of 165 bps to 34.4%.

Consolidated volumes declined by 0.7%, with own beer volumes down 1.3% and non-beer volumes up 3.5% in the first six months of 2024, as continued growth in our Middle Americas, South America, Europe and Africa regions was primarily offset by performance in China and Argentina.

Consolidated revenue grew by 2.7% to 29 880m US dollar, with revenue per hectoliter growth of 3.5% driven by a revenue per hl increase of 3.6% as a result of revenue management initiatives. Combined revenues of our megabrands increased by 4.7%, led by Corona, which grew by 9.9% outside of its home market in the first six months of 2024.

Consolidated cost of sales increased 0.1%, and increased 0.9% on a per hectoliter basis, negatively impacted by inflation, which was partially offset by price and performance initiatives.

Consolidated selling, general and administrative expenses (SG&A) increased by 1.9% primarily due to increased sales and marketing investments.

VOLUMES

The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that we own or license, but also third-party brands that we brew as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes our global headquarters and the export businesses which have not been allocated to our regions, are shown separately.

Thousand hectoliters	2023	Scope	Organic growth	2024	Organic growth %
North America	47 395	(311)	(3 092)	43 992	(6.6)%
Middle Americas	72 164	(9)	1 916	74 072	2.7%
South America	76 023	—	292	76 315	0.4%
EMEA	42 842	—	2 040	44 882	4.8%
Asia Pacific	49 589	—	(3 145)	46 444	(6.3)%
Global Export and Holding Companies	117	—	15	132	12.5%
AB InBev Worldwide	288 131	(320)	(1 973)	285 837	(0.7)%

North America total volumes decreased by 6.6%

In the United States, our sales-to-wholesalers (“STWs”) declined by 6.5% and our sales-to-retailers (“STRs”) declined by 8.6%. The beer and Beyond Beer industry remained resilient in the first half of 2024, gaining share of total alcohol by value in the off-premise, according to Circana, although the alcohol category was negatively impacted by the phasing of key holidays and adverse weather in the second quarter of 2024. Our beer market share was estimated to decline in the first half of 2024, with trends improving sequentially, driven by Michelob Ultra and Busch Light, which were two of the top three volume share gainers in the industry in the second quarter of 2024 according to Circana. In Beyond Beer, our spirits-based ready-to-drink portfolio delivered volume growth in the mid-twenties, outperforming the industry according to Circana.

In Canada, our volumes declined by high-single digits, impacted by a soft industry.

Middle Americas total volumes increased by 2.7%

In Mexico, our volumes grew by mid-single digits, outperforming the industry according to our estimates. Our core portfolio continued to outperform in the first half of 2024, delivering mid-single digit volume growth. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 14% versus the first half of 2023 and our digital DTC platform, TaDa Delivery, generating nearly 2 million orders, an 8% increase versus the first half of 2023.

In Colombia, our volumes grew by mid-single digits. Our premium and super premium brands led our performance in the first half of 2024, delivering mid-twenties volume growth and driving record high second quarter volumes. Our mainstream beer portfolio delivered low-single digit volume growth with a strong performance from Aguila.

In Peru, our volumes declined by mid-single digits, outperforming a soft industry according to our estimates, which was negatively impacted by adverse weather and Easter shipment phasing.

In Ecuador, our volumes grew by mid-single digits.

South America total volumes increased by 0.4%

In Brazil, our total volumes grew by 4.2% with beer volumes up by 3.2% and non-beer volumes up by 7.1%. Our premium and super premium brands continued to outperform the industry according to our estimates, delivering low-teens volume growth led by Corona and Spaten, and driving record high second quarter total volumes. Our core beer portfolio continued to grow, delivering a low-single digit volume increase. Non-beer performance was led by our low- and no-sugar portfolio, which grew volumes in the low-twenties. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 23% versus the first half of 2023, and our digital DTC platform, Zé Delivery, generating over 32 million orders in the first half of 2024, a 12% increase versus the first half of 2023.

In Argentina, total volumes declined by low-twenties, as overall consumer demand was impacted by inflationary pressures.

EMEA total volumes increased by 4.8%.

In Europe, our volumes grew by low-single digits, outperforming the industry according to our estimates. We continued to premiumize our portfolio in Europe. Our megabrands continued to drive our growth, led by Corona, which grew volume by mid-teens, and Stella Artois, which successfully activated the Perfect Serve campaign at the Roland Garros and Wimbledon tennis tournaments.

In South Africa, volumes grew by mid-single digits, outperforming the industry in both beer and Beyond Beer according to our estimates. The momentum of our business continued, with our portfolio delivering record high volumes and gaining share of both beer and total alcohol, according to our estimates. Our performance in the first half of 2024 was led by our above core beer brands, which grew volumes by mid-teens driven by Corona and Stella Artois, and the continued volume growth of our core portfolio.

In Africa excluding South Africa, beer volumes grew by high-teens in Nigeria, cycling a soft industry in the first half of 2023. In our other markets, we grew volumes in aggregate by low-single digits in the first half of 2024, driven primarily by Tanzania, Zambia and Uganda.

Asia Pacific total volumes decreased by 6.3%, impacted by challenging comparable and soft industry.

In China, our volumes decreased by 8.5%, impacted by a combination of soft industry which cycled channel reopening in the first half of 2023, and adverse weather in key regions of our footprint. We continued to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion, and digital transformation, even in the context of a soft start to the year for the industry. The roll out and adoption of the BEES platform continued, with BEES now present in 300 cities, enabling us to optimize our route to consumer and strengthen our customer relationships.

In South Korea, volumes grew by low-single digits, outperforming the industry according to our estimates, with performance led by our megabrands Cass, HANMAC and Stella Artois.

OPERATING ACTIVITIES BY REGION

The tables below provide a summary of the performance of each region, for the period ended 30 June 2024 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2023	Scope	Currency translation	Organic growth	2024	Organic growth %
Volumes	288 131	(320)	—	(1 973)	285 837	(0.7)%
Revenue	29 333	1 732	(1 970)	785	29 880	2.7%
Cost of sales	(13 536)	(1 019)	1 148	(11)	(13 419)	(0.1)%
Gross profit	15 796	712	(822)	774	16 461	4.9%
SG&A	(9 051)	(672)	646	(171)	(9 248)	(1.9)%
Other operating income/(expenses)	327	11	5	(9)	334	(2.7)%
Normalized EBIT	7 072	51	(170)	594	7 547	8.5%
Normalized EBITDA	9 668	218	(352)	755	10 288	7.8%
Normalized EBITDA margin	33.0%	—	—	—	34.4%	165 bps

North America	2023	Scope	Currency translation	Organic growth	2024	Organic growth %
Volumes	47 395	(311)	—	(3 092)	43 992	(6.6)%
Revenue	7 926	(75)	1	(396)	7 457	(5.0)%
Cost of sales	(3 420)	42	(1)	228	(3 150)	6.7%
Gross profit	4 506	(32)	1	(169)	4 307	(3.8)%
SG&A	(2 354)	21	(1)	147	(2 186)	6.3%
Other operating income/(expenses)	18	—	—	(26)	(8)	—
Normalized EBIT	2 171	(11)	—	(48)	2 112	(2.2)%
Normalized EBITDA	2 539	(13)	—	(62)	2 464	(2.5)%
Normalized EBITDA margin	32.0%	—	—	—	33.0%	88 bps

Middle Americas	2023	Scope	Currency translation	Organic growth	2024	Organic growth %
Volumes	72 164	(9)	—	1 916	74 072	2.7%
Revenue	7 573	(12)	494	519	8 574	6.9%
Cost of sales	(2 926)	(13)	(182)	(58)	(3 179)	(2.0)%
Gross profit	4 646	(24)	312	461	5 395	10.0%
SG&A	(1 863)	4	(122)	(84)	(2 065)	(4.5)%
Other operating income/(expenses)	8	13	2	—	23	—
Normalized EBIT	2 792	(8)	192	377	3 353	13.5%
Normalized EBITDA	3 494	—	237	374	4 105	10.7%
Normalized EBITDA margin	46.1%	—	—	—	47.9%	166 bps

South America	2023	Scope	Currency translation	Organic growth	2024	Organic growth %
Volumes	76 023	—	—	292	76 315	0.4%
Revenue	5 849	1 813	(1 971)	327	6 018	5.6%
Cost of sales	(2 949)	(1 031)	1 026	(59)	(3 013)	(2.0)%
Gross profit	2 900	782	(944)	267	3 005	9.1%
SG&A	(1 804)	(721)	663	(55)	(1 917)	(2.9)%
Other operating income/(expenses)	171	(5)	9	40	215	23.1%
Normalized EBIT	1 268	57	(273)	252	1 304	20.5%
Normalized EBITDA	1 766	220	(449)	298	1 834	17.3%
Normalized EBITDA margin	30.2%	—	—	—	30.5%	326 bps

EMEA	2023	Scope	Currency translation	Organic growth	2024	Organic growth %
Volumes	42 842	—	—	2 040	44 882	4.8%
Revenue	4 070	6	(372)	524	4 228	12.8%
Cost of sales	(2 210)	(6)	249	(247)	(2 215)	(11.2)%
Gross profit	1 860	1	(123)	276	2 014	14.9%
SG&A	(1 307)	(7)	70	(61)	(1 305)	(4.7)%
Other operating income/(expenses)	83	1	(3)	(2)	79	(2.6)%
Normalized EBIT	635	(5)	(56)	213	787	33.8%
Normalized EBITDA	1 142	(5)	(95)	248	1 290	21.8%
Normalized EBITDA margin	28.1%	—	—	—	30.5%	221 bps

Asia Pacific	2023	Scope	Currency translation	Organic growth	2024	Organic growth %
Volumes	49 589	—	—	(3 145)	46 444	(6.3)%
Revenue	3 679	(1)	(123)	(171)	3 383	(4.6)%
Cost of sales	(1 750)	(13)	55	124	(1 583)	7.0%
Gross profit	1 929	(14)	(68)	(47)	1 800	(2.5)%
SG&A	(1 033)	(8)	35	12	(994)	1.2%
Other operating income/(expenses)	53	1	(2)	4	56	8.0%
Normalized EBIT	949	(21)	(36)	(31)	861	(3.3)%
Normalized EBITDA	1 273	(22)	(47)	(17)	1 186	(1.4)%
Normalized EBITDA margin	34.6%	—	—	—	35.0%	116 bps

Global Export and Holding Companies	2023	Scope	Currency translation	Organic growth	2024	Organic growth %
Volumes	117	—	—	15	132	12.5%
Revenue	236	—	1	(16)	221	(6.9)%
Cost of sales	(281)	—	—	2	(279)	0.7%
Gross profit	(45)	—	1	(14)	(59)	—
SG&A	(692)	38	2	(129)	(781)	(19.7)%
Other operating income/(expenses)	(6)	—	—	(25)	(31)	—
Normalized EBIT	(742)	38	2	(168)	(870)	(23.9)%
Normalized EBITDA	(545)	38	3	(86)	(590)	(16.9)%

REVENUE

Our consolidated revenue grew by 2.7% to 29 880m US dollar with revenue per hectoliter growth of 3.5% in the first six months of 2024, as a result of revenue management initiatives.

COST OF SALES

Our cost of sales increased by 0.1% and increased by 0.9% on a per hectoliter basis, negatively impacted by inflation, which was partially offset by price and performance initiatives.

OPERATING EXPENSES

Our total operating expenses increased by 2.1% in the first six months of 2024, primarily driven by increased sales and marketing investments.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Our normalized EBITDA increased 7.8% organically to 10 288m US dollar, with an EBITDA margin of 34.4%, representing an EBITDA margin organic expansion of 165 bps, driven by production cost efficiencies and disciplined overhead management.

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by us to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to our equity holders: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Non-underlying share of results of associates, (v) Net finance expense, (vi) Non-underlying net finance expense, (vii) Non-underlying items above EBIT (including non-underlying impairment) and (viii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and our definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June Million US dollar .	Notes	2024	2023
Profit attributable to equity holders of AB InBev		2 564	1 977
Non-controlling interest		672	678
Profit of the period		3 236	2 655
Income tax expense	9	1 546	1 192
Share of result of associates	13	(137)	(105)
Non-underlying share of results of associates	7 /13	(104)	—
Non-underlying net finance (income)/expense	8	530	703
Net finance expense	8	2 357	2 520
Non-underlying items above EBIT (including non-underlying impairment)	7	119	107
Normalized EBIT		7 547	7 072
Depreciation, amortization and impairment (excluding non-underlying impairment)	10	2 741	2 596
Normalized EBITDA		10 288	9 668

Non-underlying items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-underlying items are disclosed in Note 7 Non-underlying items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on our financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month period ended 30 June 2024 and 30 June 2023:

	2024	2023
US dollar	25.5%	27.3%
Brazilian real	15.5%	14.5%
Mexican peso	13.7%	12.3%
Chinese yuan	8.2%	9.6%
Euro	5.7%	5.5%
Colombian peso	4.8%	3.6%
South African rand	3.9%	3.6%
Peruvian nuevo sol	3.1%	3.1%
Canadian dollar	3.0%	3.2%
Argentine peso¹	2.7%	3.4%
Dominican peso	2.1%	2.1%
South Korean won	2.0%	1.9%
Pound sterling	2.0%	1.9%
Other	7.8%	7.9%

The following table sets forth the percentage of our normalized EBITDA realized by currency for the six-month period ended 30 June 2024 and 30 June 2023:

	2024	2023
US dollar	20.7%	22.9%
Mexican peso	19.8%	17.8%
Brazilian real	14.1%	12.3%
Chinese yuan	9.6%	11.5%
Colombian peso	6.5%	5.0%
Peruvian nuevo sol	5.1%	5.1%
South African rand	4.2%	3.5%
Dominican peso	3.3%	3.1%
Canadian dollar	3.0%	3.3%
South Korean won	2.1%	1.6%
Euro	1.9%	2.4%
Argentine peso¹	1.8%	4.2%
Other	7.9%	7.3%

PROFIT

Underlying profit (profit attributable to equity holders of AB InBev excluding non-underlying items and the impact of hyperinflation) was 3 320m US dollar in the first six months of 2024 (Underlying EPS 1.66 US dollar) as compared to 2 762m US dollar in the first six months of 2023 (Underlying EPS 1.37 US dollar) (see Note 16 Changes in equity and earnings per share for more details). Profit attributable to our equity holders for the first six month of 2024 was 2 564m US dollar, compared to 1 977m US dollar for the first six months of 2023 and includes the following impacts:

•	Net Finance Expense (excluding non-underlying net finance items): 2 357m US dollar in the first six months of 2024 compared to Net finance expense 2 520m US dollar in the first six months of 2023.

•

Non-underlying net finance income/(expense): Non-underlying net finance expense amounted to 530m US dollar in the first six months of 2024 compared to 703m US dollar expense in the first six months of 2023. 507m US dollar loss resulted from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to past business combinations (30 June 2023: 703m US dollar loss). In the first six months of 2024, we recorded 66m US dollar loss resulting from the impairment of financial investment and 43m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries.

•

Non-underlying share of results of associates: Non-underlying share of results of associates amounted to 104m US dollar from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results – see Note 13 Investments in associates.

[1]	Hyperinflation accounting was adopted in 2018 to report the company’s Argentinean operations.

•

Non-underlying items impacting profit from operations: In the first six months of 2024, we incurred 119m US dollar of non-underlying cost (30 June 2023: 107m US dollar) mainly comprising of 59m US dollar of restructuring costs (30 June 2023: 50m US dollar) and 60m US dollar of business and asset disposals (including impairment losses) (30 June 2023: 38m US dollar).

•

Income tax expense: 1 546m US dollar in the first six months of 2024 with an effective tax rate of 34.1% compared to 1 192m US dollar in the first six months of 2023 with an effective tax rate of 31.9%. The 2024 and 2023 effective tax rate were negatively impacted by non-deductible losses from derivatives related to hedging of share-based payment programs and hedging of the shares issued a transaction related to the combination with Grupo Modelo and SAB. Furthermore, the first six months of 2024 effective tax rate includes (133)m US dollar non-underlying tax expense, reflecting mainly the net impact of a (240)m US dollar (4.5 billion South African rand) resolution of South African tax matters and the release of tax provisions - please refer to Note 7 Non-underlying items. The normalized effective tax rate was 27.2% in 2024 compared to 27.3% in 2023.

•	Profit attributable to non-controlling interest: 672m US dollar in the first six months of 2024 compared to 678m US dollar in the first six months of 2023.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2024	2023¹
Cash flow from operating activities	2 568	1 597
Cash flow from investing activities	(1 732)	(2 089)
Cash flow from financing activities	(3 313)	(2 795)
Net increase/(decrease) in cash and cash equivalents	(2 476)	(3 287)

Cash flow from operating activities

Million US dollar	2024	2023
Profit	3 236	2 655
Interest, taxes and non-cash items included in profit	7 588	7 512
Cash flow from operating activities before changes in working capital and use of provisions	10 824	10 167
Change in working capital	(4 170)	(4 615)
Pension contributions and use of provisions	(251)	(192)
Interest and taxes (paid)/received	(3 958)	(3 806)
Dividends received	123	43
Cash flow from operating activities	2 568	1 597

Our cash flow from operating activities reached 2 568m US dollar in the first six months of 2024 compared to 1 597m US dollar in the first six months of 2023. The increase was driven by increased profit for the period and changes in working capital for the first half of 2024 compared to the first half of 2023. Changes in working capital in the first half of 2024 and 2023 reflect higher working capital levels at the end of June than at year-end as a result of seasonality.

Cash flow from investing activities

Million US dollar	2024	2023¹
Net capex	(1 684)	(2 063)
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	(19)	(8)
Proceeds from sale/(acquisition) of other assets	(29)	(18)
Cash flow from/(used in) investing activities	(1 732)	(2 089)

Our cash outflow from investing activities was 1 732m US dollar in the first six months of 2024 compared to a cash outflow of 2 089m US dollar in the first six months of 2023. The decrease in the cash outflow from investing activities was mainly due to lower net capital expenditures in 2024 compared to 2023.

Our net capital expenditures amounted to 1 684m US dollar in the first six months of 2024 and 2 063m US dollar in the first six months of 2023. Out of the total 2024 capital expenditures approximately 42% was used to improve the company’s production facilities while 40% was used for logistics and commercial investments and 18% was used for the purchase of hardware and software and improving administrative capabilities.

Cash flow from financing activities

Million US dollar	2024	2023¹
Net (repayments of) / proceeds from borrowings	1 124	155
Dividends paid	(2 142)	(1 923)
Share buyback	(838)	—
Payment of lease liabilities	(406)	(359)
Derivative financial instruments	(172)	(360)
Sale/(acquisition) of non-controlling interests	(414)	(3)
Other financing cash flows	(465)	(305)
Cash flow from/(used in) financing activities	(3 313)	(2 795)

Our cash outflow from financing activities amounted to 3 313m US dollar in the first six months of 2024, as compared to a cash outflow of 2 795m US dollar in the first six months of 2023. The increase is primarily driven by the completion of our 1 billion USD share buyback program, the execution of an additional 0.2 billion USD direct share buyback from Altria and the acquisition of additional non-controlling interests in Cervecería Nacional Dominicana S.A. (“CND”) for a net consideration of 0.3 billion US dollar.

[1]	Amended to conform to the 2024 presentation.

As of 30 June 2024, we had total liquidity of 17.7 billion US dollar, which consisted of 10.1 billion US dollar available under committed long-term credit facilities and 7.6 billion US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s operations.

CAPITAL RESOURCES AND EQUITY

Our net debt amounted to 70.4 billion US dollar as of 30 June 2024 as compared to 67.6 billion US dollar as of 31 December 2023.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by our management to highlight changes in the company’s overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging toward our optimal net debt to normalized EBITDA ratio of around 2x.

Our net debt increased by 2.8 billion US dollar as of 30 June 2024 compared to 31 December 2023. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (3.7 billion US dollar increase of net debt), the payment for the share buybacks (0.8 billion US dollar increase of net debt), dividend payments to shareholders of AB InBev and Ambev (2.1 billion US dollar increase of net debt) and foreign exchange impact on net debt (0.3 billion US dollar decrease of net debt).

Net debt to normalized EBITDA increased from 3.38x for the 12-month period ending 31 December 2023 to 3.42x for the 12-month period ending 30 June 2024. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x and we will continue to proactively manage our debt portfolio.

Consolidated equity attributable to our equity holders as at 30 June 2024 was 78 517m US dollar, compared to 81 848m US dollar as at 31 December 2023. The net decrease in equity results from the profit attributable to equity shareholders and the net foreign exchange loss on translation of foreign operations primarily related to the weakening of the closing rates of the Mexican peso, the Colombian peso and the Brazilian real, which resulted in a foreign exchange translation adjustment of 4 558m US dollar as of 30 June 2024 (decrease of equity).

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 17 Interest-bearing loans and borrowings and Note 19 Risks arising from financial instruments.

As of 30 June 2024, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and the company’s credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

AB InBev’s business, financial condition and operating results have been and may continue to be negatively impacted by risks associated with global, regional and local economic weakness and uncertainty, including those resulting from an economic downturn, inflation, geopolitical instability (such as the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea), increases in energy prices, public health crises, changes in government policies and/or increased interest rates. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. Difficult macroeconomic conditions in AB InBev’s key markets have adversely affected the demand for AB InBev’s products in the past and may in the future have a material adverse effect on the demand for AB InBev’s products, which in turn could result in lower revenue and reduced profit. Inflationary pressures and supply chain disruptions may result in significant increases to its expenses, including direct materials, wages, energy and transportation costs. In cases of sustained and elevated inflation across several of its key markets, it may be difficult for AB InBev to effectively manage the increases to its costs and it may not able to pass these increased costs to its customers. Significant further deterioration in economic conditions may also cause AB InBev’s suppliers, distributors and other third-party partners to experience financial or operational difficulties that they cannot overcome, impairing their ability to satisfy their obligations to AB InBev, in which case AB InBev’s business and results of operations could be adversely affected.

A continuation or worsening of the levels of capital and credit market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev’s business, financial performance and results of operations have been, and may continue to be, adversely affected by military conflicts and their related consequences. AB InBev’s business, financial performance and results of operations have been adversely affected by the ongoing conflict between Russia and Ukraine. In April 2022, AB InBev announced its decision to sell its non-controlling interest in the AB InBev Efes joint venture, de-recognized the investment and reported a 1.1 billion US dollar non-cash impairment charge in non-underlying share of results of associates as of 30 June 2022. In connection with the ongoing conflict between Russia and Ukraine, various governmental authorities, including in the E.U. and the U.S., have imposed sanctions and other restrictive measures against Russia, including export controls and restrictions on carrying out certain activities in Russia or in support of Russian businesses. As a result of the conflict and international reactions thereto, Russian authorities have also imposed various economic and financial restrictions, including currency controls and restrictions on transacting with non-Russian parties. The implementation or expansion of these sanctions, trade restrictions, export and currency controls and other restrictive measures may make it difficult for AB InBev to divest its non-controlling interest in the Russian businesses or for AB InBev Efes to remit cash from Russia to other jurisdictions. Any failure to comply with applicable sanctions and restrictions could subject AB InBev to regulatory penalties and reputational risk. Even though AB InBev intends to divest its interest in the Russian businesses, these developments have had, and may continue to have, an adverse impact on the company’s business, financial performance and results of operations, and could result in damage to its reputation.

The broader geopolitical and economic impacts of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea, could have the effect of heightening other risks described herein, including, but not limited to, adverse effects on economic and political conditions in AB InBev’s key markets, further disruptions to global supply chains and increases in commodity and energy prices with follow-on global inflationary impacts, additional sanctions and restrictive measures, increased risk of cyber incidents or other disruptions to AB InBev’s information systems, which could materially and adversely affect AB InBev’s business and results of operations. The ultimate impact of these disruptions depends on events beyond AB InBev’s knowledge or control, including the scope and duration of the conflict and actions taken by parties other than AB InBev to respond to them, and cannot be predicted.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and statement of financial position when the results of those operating companies are translated into US dollar for reporting purposes as translational exposures are not hedged. Additionally, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Furthermore, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29), resulting in the restatement of certain results for hyperinflation accounting. If the economic or political situation in Argentina further deteriorates, AB InBev’s South America operations may be impacted by additional restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect AB InBev’s ability to access funds from Argentina, financial condition and operating results.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for its future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available or provided on attractive terms. AB InBev has incurred substantial indebtedness by accessing the bond markets from time to time based on its financial needs, including as a result of the acquisition of SAB. For the near term, the portion of AB InBev’s consolidated statement of financial position represented by debt is expected to remain higher as compared to its historical position. AB InBev’s increased level of debt could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates, (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), (v) limiting its ability to pay dividends or pursue other capital distributions to shareholders, and (vi) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions.

Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. While AB InBev aims to dynamically allocate its surplus free cash flow (remaining after investments in its business) to balance its leverage, return cash to shareholders and pursue selective mergers and acquisitions, the company’s level of debt may restrict the amount of dividends it is able to pay.

Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, an inability of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, could have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations, including, but not limited to, currency controls and restrictions, accounting principles and illiquidity, inconvertibility or non-transferability of a specified currency. Certain of AB InBev’s subsidiaries, including Ambev, may be required to secure their performance of potential obligations under certain agreements and legal proceedings. If these subsidiaries experience difficulties in obtaining or renewing financial instruments required to secure their performance and AB InBev does not provide guarantees in respect of their obligations under such financial instruments, these subsidiaries may be required to pay higher fees, post additional collateral or use a substantial portion of their cash to secure such obligations, which may adversely affect their available cash flows and liquidity and AB InBev’s subsequent ability to receive cash upstream. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge against foreign currency risks and changes in commodity prices. AB InBev experienced higher commodity, raw materials and logistics costs in 2023, which may continue. Energy prices have been subject to significant price volatility in the recent past and may be again in the future, including as a result of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea. High energy prices over an extended period of time and disruptions or constraints in the availability of shipping or transportation services may affect the price or availability of raw materials or commodities required for AB InBev’s products, and may adversely affect AB InBev’s operations. AB InBev may not be able to increase its prices to offset these increased costs or increase its prices without suffering reduced volume, revenue and operating income.

Negative publicity surrounding the company, its brands, its activities, its advertising campaigns, its personnel or its business partners, and consumer perception of the company’s response to political and social issues or catastrophic events could damage its reputation or the image and reputation of its brands, may decrease demand for its products and may adversely affect the company’s business, financial condition and/or the market price of its shares and American Depositary Shares. AB InBev’s reputation and the image and reputation of its brands could be damaged as a result of consumers’ perceptions of its support of, association with or lack of support or disapproval of certain social causes. Further, campaigns, actions or statements by activists or other public figures, whether or not warranted, connecting the company, its personnel, its supply chain, its products or its business partners with a failure to maintain high ethical, business and environmental, social and governance practices, including with respect to human rights, workplace conditions and employee health and safety, whether actual or perceived, could adversely impact the company’s reputation or the image and reputation of its brands. Social media, which accelerates and potentially amplifies the scope of negative publicity, can increase the challenges of responding to negative claims, even if such claims are untrue. AB InBev’s sponsorship relations and promotional partnerships may also subject it to negative publicity as a result of any actual or alleged conduct, or consumers’ perceptions of socio-political views expressed, by its promotional partners or individuals and entities associated with organizations AB InBev sponsors or supports. Negative claims or publicity involving the company’s sponsorship or promotional partners, including as a result of any of their activities that harm their public image or reputation, could also have an adverse effect on AB InBev’s reputation or the image and reputation of its brands. These and other factors have reduced in the past, and could continue to reduce, consumers’ willingness to purchase certain of AB InBev’s products, thereby adversely affecting its business.

Certain of AB InBev’s operations depend on effective distribution networks to deliver its products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase AB InBev’s products from AB InBev and then sell them either to other distributors or points of sale. Such distributors are either government-controlled or privately owned but independent wholesale distributors, and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors, or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer and other alcohol and non-alcohol beverages, and for packaging material. The termination of or any material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, other alcohol beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. For certain packaging supplies and raw materials, AB InBev relies on a small number of important suppliers and certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future.

In addition, a number of AB InBev’s key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with its associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

AB InBev may have a conflict of interest with its majority-owned subsidiaries. For example, a conflict of interest could arise if a dispute arises concerning an alleged contractual breach, which could materially and adversely affect AB InBev’s financial condition. A conflict of interest may also arise as a result of any dual roles played by AB InBev directors who may also be directors, managers or senior officers of the subsidiary. Notwithstanding policies and procedures to address the possibility of such conflicts of interest, AB InBev may not be able to resolve all such conflicts on terms favorable to AB InBev.

The size of AB InBev, contractual and regulatory limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates for acquisitions or partnerships, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which, among other matters, AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines or other penalties.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the usual risks of operating in developing countries, which include, amongst others, political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, high rates of inflation (including hyperinflation), devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative has enacted tariffs on certain imports into the United States from China. If significant tariffs or other restrictions are placed on products imported from foreign countries, including China, or any retaliatory trade measures are taken by China or other countries in response to existing or future tariffs, this could have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on AB InBev’s business in one or more of its key markets and results of operations.

Competition and changing consumer preferences in its various markets and increased purchasing power of participants in AB InBev’s distribution and sales channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Consumer preferences can change rapidly and unpredictably due to a variety of factors, including changing social trends and attitudes regarding alcohol beverages, betterment trends and changing dietary preference (including increased adoption of weight-loss drugs to reduce consumption overall or change consumption patterns). AB InBev may not be able to anticipate or respond adequately to changes in consumer preferences and tastes or developments in new forms of media and marketing, and AB InBev’s marketing, promotional and advertising programs may not be successful in reaching consumers in the way it intends. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the growth of the spirit-based ready-to-drink category in certain markets. Furthermore, in recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, due to a rapidly evolving digital landscape. AB InBev’s business could be negatively affected if it is unable to anticipate changing consumer preferences for digital platforms or fails to continuously strengthen and evolve its capabilities in digital commerce and marketing. The success of the company’s digital commerce activities depends in part on its ability to attract retailers, consumers and wholesalers to use its offerings and retain these relationships, which may be impacted by regulatory requirements, competitive pressures and other factors beyond its control. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

In recent years, there has been public and political attention directed at the soft drinks and alcohol beverage industries, as a result of an increasing emphasis on health and well-being. Concerns about the health consequences of consuming alcohol beverages and increased activity from anti-alcohol groups or other governmental and regulatory bodies advocating for measures designed to reduce the consumption of alcohol beverages may reduce demand for certain of AB InBev’s products, which could adversely affect its profitability. Despite the progress it has made on its Smart Drinking Goals, AB InBev may be criticized and experience an increase in the number of publications and studies debating its efforts to reduce the harmful consumption of alcohol, as advocates try to shape the public discussions. AB InBev may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of its markets. Additional regulatory restrictions on AB InBev’s business, such as those on the legal minimum drinking age, product labeling, opening hours or marketing activities, may cause the social acceptability of beer to decline significantly and consumption trends to shift away from it, which could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

Negative publicity and campaigns, actions or statements by activists or other public figures, whether or not warranted, connecting AB InBev, its supply chain or its business partners with workplace and human rights issues, whether actual or perceived, could adversely impact AB InBev’s reputation and may cause its business to suffer. AB InBev has adopted policies making a number of commitments to respect human rights, including its commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. Allegations, even if untrue, that AB InBev is not respecting its commitments or actual or perceived failure by its suppliers or other business partners to comply with applicable workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect AB InBev’s reputation and the image and reputation of its brands and may adversely affect its business. AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 29 Contingencies of the 2023 consolidated financial statements.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties, including personal data protection laws such as the General Data Protection Regulation adopted in the European Union, the California Consumer Privacy Act, the Personal Information Protection Law of the People’s Republic of China and the General Personal Data Protection Law adopted in Brazil.

AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products, which could adversely affect the financial results of AB InBev as well as its results of operations. Tax authorities may also make assessments against AB InBev for additional excise taxes, which may result in litigation or other proceedings concerning the appropriateness or amount of these assessments. Charges relating to tax stamps and other forms of fiscal marking can also affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements (including potential changes in Brazil). For example, in response to the increasing globalization and digitalization of trade and business operations, the Organization for Economic Co-operation and Development (OECD) has been working on international tax reform as an extension of its Base Erosion and Profit Shifting project. The reform initiative incorporates a two-pillar approach: Pillar One, which is focused on the re-allocation of some of the taxable profits of multinational enterprises to the markets where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate of 15%. In December 2021, the OECD published detailed rules, followed by additional rules to date, to assist in the implementation of Pillar Two and in December 2022, the EU Council announced that EU Member States had reached an agreement to implement the minimum tax component (Pillar Two) of the OECD’s global international tax reform initiative effective 1 January 2024. Most EU Member States, including Belgium (the jurisdiction in which AB InBev is incorporated), have adopted these new rules into their domestic legislation and implementation of these rules could significantly increase compliance burdens and complexity and may cause increased audit controversy with competent tax authorities. AB InBev is continuing to evaluate the impact of these legislative changes as new guidance becomes available, but there is no guarantee that it will be successful in mitigating the impact of the increased compliance burden. Changes in tax treaties, the introduction of new legislation or updates to existing legislation in countries in which AB InBev operates, or changes to regulatory interpretations of existing legislation as a result of the OECD tax reform initiatives or otherwise could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where it operates. AB InBev is also subject to regular reviews, examinations and audits by tax authorities in the jurisdictions in which it operates. Factors such as increased economic and political pressures to increase tax revenues have contributed to an increase in audit activity, tax authorities becoming more aggressive in their interpretation and enforcement of tax laws, more time and difficulty to resolve any audits or disputes and an increase in new tax legislation. Although AB InBev believes its tax estimates, methodologies and positions are reasonable and consistent with applicable law, significant judgment is required to evaluate applicable tax obligations and tax authorities may disagree, or may take increasingly aggressive positions with respect to, the company’s judgments. A tax authority’s final determination in the event of a tax audit could materially differ from AB InBev’s tax provisions and accruals or may require the company to modify its business practices to reduce its exposure to additional taxes going forward, any of which may have an adverse effect on its business, results of operations and financial condition.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose in the future) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expects to achieve from such future transactions.

AB InBev operates its business and markets its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Russia, Syria, Cuba, Iran or other countries in which AB InBev or its associates do business may curtail AB InBev’s existing business and may result in serious economic challenges in these geographies, which could have an adverse effect on AB InBev and AB InBev’s associates’ operations, and may result in impairment charges on goodwill or other intangible assets or investments in associates.

Although AB InBev’s operations in Cuba through its subsidiary are quantitatively immaterial, the company’s overall business reputation may suffer, or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions or its subsidiary’s involvement in legal proceedings regarding its operations in Cuba. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, Title III of U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Since 2 May 2019, as a result of the activation of Title III of the Helms-Burton Act, AB InBev may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. It remains uncertain how the activation of Title III of the Helms-Burton Act will impact AB InBev’s U.S. litigation exposure. AB InBev has received notice of potential claims purporting to be made under the Helms-Burton Act.

AB InBev relies on the image and reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media channels and messages used may constrain AB InBev’s marketing activities and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev’s results of operations and financial condition.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. In the event that climate change has a negative effect on agricultural productivity, AB InBev may be subject to decreased availability or less favorable pricing for certain agricultural commodities necessary for its products, such as barley, hops and rice. Further, climate change may also subject AB InBev to water scarcity and quality risks due to the water required to produce its products, including water consumed in the agricultural supply chain. In the event that climate change leads to droughts or water over-exploitation or has a negative effect on water availability or quality, the price of water may increase in certain areas and certain jurisdictions may adopt regulations restricting the use of water or enact other unfavorable changes to applicable water-related taxes and regulations. Such measures, if adopted, could lead to increased regulatory pressures, production costs or capacity constraints. In addition, social attitudes, customer preferences and investor sentiment are increasingly influenced by sustainability considerations, and as a result AB InBev may face pressure from its shareholders, regulators, suppliers, customers or consumers to further address sustainability-related concerns, which may require the company to incur increased costs and expose the company to regulatory inquiry or legal action, including actions related to sustainability claims or disclosures. If AB InBev fails to meet its 2025 Sustainability Goals or its ambition to achieve net zero emissions across its value chain by 2040 for any reason, its overall reputation may suffer. Public expectations for reductions in greenhouse gas emissions, the adoption of legal and regulatory requirements designed to address climate change and to increase disclosures related to sustainability matters, including climate change and mitigation efforts, and disparate and evolving standards for identifying, measuring and reporting sustainability metrics may require the company to incur increased costs, make additional investments and implement new practices and reporting processes, and may heighten the company’s compliance burden and risks. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements or as a result of financial distress for its suppliers. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials and commodities from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and customers and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information and operational technology systems, networks and services to support its business processes and activities, including procurement and supply chain, manufacturing, sales, human resource management, distribution, and marketing. AB InBev relies on information systems, including through services operated or maintained by third parties, to collect, process, transmit, and store electronic information, including, but not limited to, sensitive, confidential or personal information of customers and consumers. The integration of e-commerce, fintech and direct sales in AB InBev’s operations and their increasingly significant contribution to the company’s revenues and sales has increased the amount of information that AB InBev processes and maintains, thereby increasing its potential exposure to a security incident. The sophistication of cybersecurity threat actors also continues to evolve and grow, including the risk associated with emerging technologies, such as artificial intelligence, for nefarious purposes. Information systems of AB InBev’s third-party partners, including suppliers and distributors, and those of others on which they rely, are also exposed to cybersecurity incidents which may compromise the confidentiality, integrity and availability of their information systems and result in unauthorized access to AB InBev’s or its customer’s sensitive data. Compliance with, and changes to, laws and regulations concerning privacy, cybersecurity, and data protection could result in significant expense, and AB InBev may be required to make additional investments in security technologies. Although AB InBev takes various actions to minimize the likelihood and impact of such cybersecurity incidents and disruptions to information systems, such incidents could impact AB InBev’s business, impact its ability to meet its contractual obligations and expose it to legal claims or regulatory penalties. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage, or could expose AB InBev or its customers to a risk of loss or misuse of information. More generally, technology disruptions can have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by natural, social, technical, physical or other disasters, including public health crises and global pandemics. In recent years, AB InBev’s business and results of operations were negatively impacted by the COVID-19 pandemic and the implementation of restrictions in response thereto. While the restrictions implemented in response to the COVID-19 pandemic have largely been removed, the emergence of new global pandemics, including new COVID-19 variants, may result in new restrictions in regions and countries where AB InBev operates, lead to further economic uncertainty and heighten many of the other risks described herein.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in US dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the US dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 27 of the 2023 consolidated financial statements and Note 19 of these 2024 unaudited condensed interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the reporting date

Please refer to Note 23 Events after the reporting date of the unaudited condensed consolidated interim financial statements.

Statement of the Board of Directors

The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with IAS 34 Interim Financial Reporting give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors’ report

STATUTORY AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF ANHEUSER-

BUSCH INBEV NV/SA ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Anheuser-Busch InBev NV/SA and its subsidiaries as of June 30, 2024 and the related condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income/(loss), the condensed consolidated interim statement of changes in equity and the condensed consolidated interim statement of cash flows for the six-month period then ended, as well as the explanatory notes (collectively referred to as the “condensed consolidated interim financial statements”). The board of directors is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34, as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed financial information is not prepared, in all material respects, in accordance with IAS 34, as adopted by the European Union.

Diegem, July 31, 2024

The Statutory Auditor

PwC Bedrijfsrevisoren BV

Represented by

Peter D’hondt*

Partner

*	Acting on behalf of Peter D’hondt BV

Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per share in US dollar	Notes	2024	2023
Revenue		29 880	29 333
Cost of sales		(13 419)	(13 536)
Gross profit		16 461	15 796
Distribution expenses		(3 157)	(3 183)
Sales and marketing expenses		(3 574)	(3 518)
Administrative expenses		(2 517)	(2 350)
Other operating income/(expenses)		334	327
Profit from operations before non-underlying items		7 547	7 072
Non-underlying costs above profit from operations	7	(119)	(107)
Profit from operations		7 428	6 965
Finance expense	8	(2 715)	(2 905)
Finance income	8	358	385
Non-underlying net finance income/(expense)	8	(530)	(703)
Net finance income/(expense)		(2 887)	(3 223)
Share of result of associates	13	137	105
Non-underlying share of results of associates	7 / 13	104	—
Profit before tax		4 782	3 847
Income tax expense	9	(1 546)	(1 192)
Profit of the period		3 236	2 655
Profit of the period attributable to:
Equity holders of AB InBev		2 564	1 977
Non-controlling interest		672	678
Basic earnings per share	16	1.28	0.98
Diluted earnings per share	16	1.25	0.96
Underlying earnings per share¹	16	1.66	1.37

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Underlying earnings per share is not a defined metric in IFRS. Refer to Note 16 Changes in equity and earnings per share for more details.

Unaudited condensed consolidated interim statement of comprehensive income/(loss)

For the six-month period ended 30 June Million US dollar	Notes	2024	2023
Profit of the period		3 236	2 655
Other comprehensive income/(loss): items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	16	—	3
		—	3
Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	16	(5 736)	3 574
Effective portion of changes in fair value of net investment hedges		673	(95)
Cash flow hedges recognized in equity		346	(497)
Cash flow hedges reclassified from equity to profit or loss		(3)	(103)
		(4 721)	2 879
Other comprehensive income/(loss), net of tax		(4 721)	2 882
Total comprehensive income/(loss)		(1 485)	5 538
Attributable to:
Equity holders of AB InBev		(1 668)	5 049
Non-controlling interest		184	488

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of financial position

Million US dollar	Notes	30 June 2024	31 December 2023
ASSETS
Non-current assets
Property, plant and equipment	10	25 086	26 818
Goodwill	11	113 451	117 043
Intangible assets	12	40 703	41 286
Investments in associates	13	4 865	4 872
Investment securities	15	185	178
Deferred tax assets		2 771	2 935
Pensions and similar obligations		12	12
Income tax receivables		749	844
Derivatives	19	184	44
Trade and other receivables	14	1 687	1 941
Total non-current assets		189 694	195 973
Current assets
Investment securities	15	252	67
Inventories		5 567	5 583
Income tax receivables		611	822
Derivatives	19	448	505
Trade and other receivables	14	6 705	6 024
Cash and cash equivalents	15	7 392	10 332
Assets classified as held for sale		51	34
Total current assets		21 026	23 367
Total assets		210 720	219 340
EQUITY AND LIABILITIES
Equity
Issued capital	16	1 736	1 736
Share premium		17 620	17 620
Reserves		15 617	20 276
Retained earnings		43 543	42 215
Equity attributable to equity holders of AB InBev		78 517	81 848
Non-controlling interests		10 725	10 828
Total equity		89 241	92 676
Non-current liabilities
Interest-bearing loans and borrowings	17	75 944	74 163
Pensions and similar obligations		1 495	1 673
Deferred tax liabilities		11 761	11 874
Income tax payables		408	589
Derivatives	19	55	151
Trade and other payables		880	738
Provisions		368	320
Total non-current liabilities		90 912	89 508
Current liabilities
Bank overdrafts	15	17	17
Interest-bearing loans and borrowings	17	2 240	3 987
Income tax payables		1 144	1 583
Derivatives	19	5 223	5 318
Trade and other payables		21 708	25 981
Provisions		235	269
Total current liabilities		30 566	37 156
Total equity and liabilities		210 720	219 340

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of changes in equity

Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non-controlling interest	Total Equity
As per 1 January 2023		1 736	17 620	(3 706)	54 477	(35 553)	38 823	73 398	10 880	84 278
Profit of the period		—	—	—	—	—	1 977	1 977	678	2 655
Other comprehensive income/(loss)	16	—	—	—	—	3 072	—	3 072	(189)	2 882
Total comprehensive income/(loss)		—	—	—	—	3 072	1 977	5 049	488	5 538
Dividends		—	—	—	—	—	(1 581)	(1 581)	(273)	(1 855)
Treasury shares		—	—	312	—	—	(230)	82	—	82
Share-based payments	18	—	—	—	232	—	—	232	12	244
Hyperinflation monetary adjustments		—	—	—	—	—	324	324	201	525
Scope and other changes		—	—	—	—	—	(44)	(44)	15	(29)
As per 30 June 2023		1 736	17 620	(3 393)	54 709	(32 481)	39 269	77 460	11 324	88 783

Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non-controlling interest	Total Equity
As per 1 January 2024		1 736	17 620	(3 465)	54 896	(31 155)	42 215	81 848	10 828	92 676
Profit of the period		—	—	—	—	—	2 564	2 564	672	3 236
Other comprehensive income/(loss)	16	—	—	—	—	(4 232)	—	(4 232)	(488)	(4 721)
Total comprehensive income/(loss)		—	—	—	—	(4 232)	2 564	(1 668)	184	(1 485)
Dividends		—	—	—	—	—	(1 764)	(1 764)	(410)	(2 173)
Treasury shares		—	—	(692)	—	—	(100)	(792)	—	(792)
Share-based payments	18	—	—	—	265	—	—	265	16	281
Hyperinflation monetary adjustments		—	—	—	—	—	492	492	305	797
Scope and other changes		—	—	—	—	—	136	136	(198)	(62)
As per 30 June 2024		1 736	17 620	(4 158)	55 161	(35 387)	43 543	78 517	10 725	89 241

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2024	2023¹
OPERATING ACTIVITIES
Profit of the period		3 236	2 655
Depreciation, amortization and impairment		2 741	2 595
Net finance (income)/expense	8	2 887	3 223
Equity-settled share-based payment expense	18	315	286
Income tax expense	9	1 546	1 192
Other non-cash items		339	321
Share of result of associates	13	(241)	(105)
Cash flow from operating activities before changes in working capital and use of provisions		10 824	10 167
Decrease/(increase) in trade and other receivables		(1 154)	(1 325)
Decrease/(increase) in inventories		(325)	(228)
Increase/(decrease) in trade and other payables		(2 691)	(3 062)
Pension contributions and use of provisions		(251)	(192)
Cash generated from operations		6 403	5 360
Interest paid		(2 001)	(2 322)
Interest received		303	512
Dividends received		123	43
Income tax paid		(2 260)	(1 996)
Cash flow from/(used in) operating activities		2 568	1 597
INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10 / 12	(1 735)	(2 107)
Proceeds from sale of property, plant and equipment and of intangible assets		52	44
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of		(19)	(8)
Proceeds from sale/(acquisition) of other assets		(29)	(18)
Cash flow from/(used in) investing activities		(1 732)	(2 089)
FINANCING ACTIVITIES
Proceeds from borrowings	17	5 466	181
Repayments of borrowings	17	(4 342)	(26)
Dividends paid		(2 142)	(1 923)
Share buyback		(838)	—
Payment of lease liabilities		(406)	(359)
Derivative financial instruments		(172)	(360)
Sale/(acquisition) of non-controlling interests		(414)	(3)
Other financing cash flows		(465)	(305)
Cash flow from/(used in) financing activities		(3 313)	(2 795)
Net increase/(decrease) in cash and cash equivalents		(2 476)	(3 287)
Cash and cash equivalents less bank overdrafts at beginning of year		10 314	9 890
Effect of exchange rate fluctuations		(463)	191
Cash and cash equivalents less bank overdrafts at end of period	15	7 375	6 794

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Amended to conform to 2024 presentation.

Notes to the consolidated financial statements

Note
Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Non-underlying items	7
Finance expense and income	8
Income taxes	9
Property, plant and equipment	10
Goodwill	11
Intangible Assets	12
Investments in associates	13
Trade and other receivables	14
Cash and cash equivalents and investment securities	15
Changes in equity and earnings per share	16
Interest-bearing loans and borrowings	17
Share-based payments	18
Risks arising from financial instruments	19
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20
Contingencies	21
Related parties	22
Events after the reporting date	23

1.	Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155 000 employees based in nearly 50 countries worldwide. For 2023, AB InBev’s reported revenue was 59.4 billion US dollar (excluding joint ventures and associates).

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2024 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month period ended 30 June 2024 and 2023 are unaudited; however, in the opinion of the company, the interim data include all adjustments necessary for a fair statement of the results for the interim period.

The condensed consolidated financial statements were authorized for issue by the Board of Directors on 31 July 2024.

2.	Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2023. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2024 and did not apply any European carve-outs from IFRS.

3.	Summary of significant accounting policies

The accounting policies applied are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2023.

(A) SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2024 and have not been listed in these unaudited condensed consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(B) FOREIGN CURRENCIES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2024	31 December 2023	30 June 2024	30 June 2023
Argentine peso	911.36	808.74	—	—
Brazilian real	5.56	4.84	5.02	5.12
Canadian dollar	1.37	1.33	1.36	1.36
Chinese yuan	7.26	7.10	7.20	6.93
Colombian peso	4 151.75	3 818.47	3 878.19	4 638.30
Euro	0.93	0.90	0.92	0.93
Mexican peso	18.38	16.89	16.99	18.30
Peruvian nuevo sol	3.84	3.71	3.76	3.77
Pound sterling	0.79	0.79	0.79	0.81
South African rand	18.21	18.41	18.82	18.10
South Korean won	1 377.79	1 296.53	1 347.46	1 301.06

The company applies hyperinflation accounting for its Argentinean subsidiaries. The 2024 results, restated for purchasing power, were translated at the June 2024 closing rate of 911.36 Argentine pesos per US dollar (2023 results – at the June 2023 closing rate of 256.71 Argentine pesos per US dollar).

4.	Use of estimates and judgments

Significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2023.

5.	Segment reporting

Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June 2024 and 2023, except for segment assets (non-current) with comparatives at 31 December 2023.

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and Holding companies		AB InBev Worldwide
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Volume	44	47	74	72	76	76	45	43	46	50	—	—	286	288
Revenue	7 457	7 926	8 574	7 573	6 018	5 849	4 228	4 070	3 383	3 679	221	236	29 880	29 333
Normalized EBITDA	2 464	2 539	4 105	3 494	1 834	1 766	1 290	1 142	1 186	1 273	(590)	(545)	10 288	9 668
Normalized EBITDA margin %	33.0%	32.0%	47.9%	46.1%	30.5%	30.2%	30.5%	28.1%	35.0%	34.6%	—	—	34.4%	33.0%
Depreciation, amortization and impairment	(352)	(368)	(752)	(702)	(531)	(498)	(503)	(507)	(324)	(324)	(280)	(197)	(2 741)	(2 596)
Normalized profit from operations	2 112	2 171	3 353	2 792	1 304	1 268	787	635	861	949	(870)	(742)	7 547	7 072
Non-underlying items (including non-underlying impairment)	(15)	(40)	(14)	(11)	(2)	(27)	(13)	(17)	(15)	(5)	(59)	(7)	(119)	(107)
Profit from operations	2 097	2 131	3 339	2 781	1 302	1 241	774	618	846	944	(929)	(749)	7 428	6 965
Net finance income/(expense)													(2 887)	(3 223)
Share of results of associates													137	105
Non-underlying share of results of associates													104	—
Income tax expense													(1 546)	(1 192)
Profit													3 236	2 655
Segment assets (non-current)	62 689	62 931	69 816	74 160	14 047	14 791	28 776	29 302	11 391	11 980	2 975	2 808	189 694	195 973
Gross capex	193	216	596	561	334	402	268	393	171	246	174	288	1 735	2 107

For the six-month period ended 30 June 2024, net revenue from the beer business amounted to 26 362m US dollar (2023: 26 071m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 3 518m US dollar (2023: 3 262m US dollar).

6.	Acquisitions and disposals of subsidiaries

The company undertook a series of disposals and/or settled payments related to prior year acquisitions during the six-month period ended 30 June 2024 and 30 June 2023, with no significant impact in the consolidated financial statements.

7.	Non-underlying items

IAS 1 Presentation of financial statements requires that material items of income and expense be disclosed separately. Non-underlying items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company’s financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance in Note 5 Segment Reporting.

The non-underlying items included in the income statement are as follows:

Million US dollar	2024	2023
Restructuring	(59)	(50)
Business and asset disposal (including impairment losses)	(60)	(38)
Claims and legal costs	—	(19)
Impact on profit from operations	(119)	(107)
Non-underlying net finance income/(expense)	(530)	(703)
Non-underlying share of results of associates	104	—
Non-underlying taxes	(133)	51
Non-underlying non-controlling interest	3	9
Net impact on profit	(675)	(750)

The non-underlying restructuring charges for the six-month period ended 30 June 2024 total (59)m US dollar (30 June 2023: (50)m US dollar). These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals (including impairment losses) amount to (60)m US dollar for the six-month period ended 30 June 2024 mainly comprising impairment of intangible assets and other non-core assets held for sale in the period (30 June 2023: (38)m US dollar).

The company incurred non-underlying net finance expenses of (530)m US dollar for the six-month period ended 30 June 2024 (30 June 2023: net finance expenses of (703)m US dollar) – see Note 8 Finance expense and income.

During the six-month period ended 30 June 2024, the company recorded the impact of 104m US dollar from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results – see Note 13 Investments in associates.

All the amounts referenced above are before income taxes. The non-underlying taxes amounted to (133)m US dollar (increase of income taxes) for the six-month period ended 30 June 2024 (30 June 2023: decrease of income taxes by 51m US dollar). The non-underlying taxes for the six-month period ended 30 June 2024 include mainly the net impact of (240)m USD non-underlying tax expense (4.5 billion South African rand) following the resolution of South African tax matters (refer to Note 21 Contingencies) and the release of tax provisions.

Non-controlling interest on the non-underlying items amounts to 3m US dollar for the six-month period ended 30 June 2024 (30 June 2023: 9m US dollar).

8.	Finance expense and income

The finance expense and income included in the income statement are as follows:

	2024			2023
Million US dollar	Finance expense	Finance income	Net	Finance expense	Finance income	Net
Interest income/(expense)	(1 753)	293	(1 460)	(1 855)	225	(1 630)
Net interest on net defined benefit liabilities	(45)	—	(45)	(42)	—	(42)
Accretion expense	(382)	—	(382)	(385)	—	(385)
Net interest income on Brazilian tax credits	—	61	61	—	78	78
Other financial results	(534)	4	(530)	(622)	82	(540)
Finance income/(expense) excluding non-underlying items	(2 715)	358	(2 357)	(2 905)	385	(2 520)
Non-underlying finance income/(expense)	(573)	43	(530)	(703)	—	(703)
Finance income/(expense)	(3 287)	401	(2 887)	(3 608)	385	(3 223)

Net finance expenses, excluding non-underlying items, were 2 357m US dollar in the six-month period ended 30 June 2024 compared to 2 520m US dollar in the six-month period ended 30 June 2023.

In the six-month period ended 30 June 2024, accretion expense includes interest on lease liabilities of 76m US dollar (30 June 2023: 75m US dollar), unwind of discounts on payables and deferred consideration on acquisitions of 247m US dollar (30 June 2023: 262m US dollar), bond fees of 32m US dollar (30 June 2023: 30m US dollar) and interest on provisions of 27m US dollar (30 June 2023: 18m US dollar).

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 19 Risks arising from financial instruments.

Other financial results include:

	2024			2023
Million US dollar	Finance expense	Finance income	Net	Finance expense	Finance income	Net
Net foreign exchange gains/(losses)	(162)	—	(162)	(149)	—	(149)
Net gains/(losses) on hedging instruments	(209)	—	(209)	(354)	—	(354)
Hyperinflation monetary adjustments	(29)	—	(29)	—	66	66
Other financial income/(expense), including bank fees and taxes	(134)	4	(130)	(119)	16	(103)
Other financial results	(534)	4	(530)	(622)	82	(540)

Non-underlying finance income/(expense) includes:

•

(507)m US dollar loss resulting from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (30 June 2023: (703)m US dollar loss);

•	(66)m US dollar loss resulting from the impairment of financial investments; and

•	43m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries.

No interest income was recognized on impaired financial assets.

9.	Income taxes

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2024	2023
Current tax expense	(1 724)	(1 554)
Deferred tax (expense)/income	177	362
Total income tax expense in the income statement	(1 546)	(1 192)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2024	2023
Profit/(loss) before tax	4 782	3 847
Deduct share of results of associates	137	105
Deduct non-underlying share of results of associates	104	—
Profit before tax and before share of results of associates	4 541	3 741
Adjustments to the tax basis
Government incentives	(223)	(346)
Non-deductible/(non-taxable) mark-to-market on derivatives	507	703
Other expenses not deductible for tax purposes	807	775
Other non-taxable income	(368)	(291)
Adjusted tax basis	5 265	4 582
Aggregate weighted nominal tax rate	26.2%	26.9%
Tax at aggregated nominal tax rate	(1 382)	(1 235)
Adjustments on tax expense
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(165)	(98)
(Underprovided)/overprovided in prior years	(160)	(56)
Deductions from interest on equity	102	323
Deductions from goodwill and other tax deductions	367	168
Withholding taxes	(207)	(205)
Other tax adjustments	(102)	(90)
Total tax expense	(1 546)	(1 192)
Effective tax rate	34.1%	31.9%

The total income tax expense for the six-month period ended 30 June 2024 amounts to 1 546m US dollar compared to 1 192m US dollar for the six-month period ended 30 June 2023. The effective tax rate for the six-month period ended 30 June 2024 is 34.1% compared to 31.9% for the six-month period ended 30 June 2023.

The 2024 and 2023 effective tax rates were negatively impacted by non-deductible losses from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. Furthermore, the 2024 effective tax rate includes (133)m US dollar non-underlying tax expense, reflecting mainly the net impact of a (240)m US dollar (4.5 billion South African rand) resolution of South African tax matters and the release of tax provisions - please refer to Note 7 Non-underlying items.

Effective 1 January 2024, the company and its subsidiaries are within the scope of the OECD Pillar Two model rules following the adoption by Belgium, the jurisdiction in which the parent entity is incorporated, of Pillar Two legislation. The company assessed the impact for the six-month period ended 30 June 2024, and concluded the impact to be not material.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for the six-month period ended 30 June 2024 is 27.2% (30 June 2023: 27.3%).

Normalized effective tax rate is the effective tax rate adjusted for non-underlying items. Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized tax rate may not be comparable to other companies.

10.	Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	30 June 2024	31 December 2023
Property, plant and equipment owned	22 664	24 092
Property, plant and equipment leased (right-of-use assets)	2 422	2 726
Total property, plant and equipment	25 086	26 818

	30 June 2024				31 December 2023
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	13 071	39 783	1 669	54 522	52 269
Effect of movements in foreign exchange	(563)	(1 803)	(106)	(2 472)	1 039
Acquisitions	6	527	911	1 444	3 890
Disposals through sale and derecognition	(16)	(575)	(2)	(592)	(1 665)
Disposals through the sale of subsidiaries	(1)	(7)	—	(8)	—
Transfer (to)/from other asset categories and other movements¹	266	1 409	(961)	714	(1 011)
Balance at end of the period	12 762	39 335	1 510	53 607	54 522
Depreciation and impairment losses
Balance at end of previous year	(5 017)	(25 414)	—	(30 430)	(28 024)
Effect of movements in foreign exchange	185	1 141	—	1 326	(594)
Depreciation	(196)	(1 580)	—	(1 776)	(3 573)
Disposals through sale and derecognition	8	542	—	549	1 533
Disposals through the sale of subsidiaries	—	4	—	4	—
Impairment losses	(2)	(99)	—	(101)	(181)
Transfer to/(from) other asset categories and other movements¹	(32)	(483)	—	(515)	409
Balance at end of the period	(5 054)	(25 889)	—	(30 943)	(30 430)
Carrying amount at 31 December 2023	8 054	14 370	1 669	24 092	24 092
at 30 June 2024	7 708	13 446	1 510	22 664	—

As at 30 June 2024 and 31 December 2023 there were no significant restrictions on title on property, plant and equipment.

Contractual commitments to purchase property, plant and equipment amounted to 629m US dollar as at 30 June 2024 compared to 641m US dollar as at 31 December 2023.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 1 684m US dollar in 2024 compared to 2 063m US dollar for the same period last year. Out of the total 2024 capital expenditures approximately 42% was used to improve the company’s production facilities while 40% was used for logistics and commercial investments and 18% for the purchase of hardware and software and improving administrative capabilities.

[1]

The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	30 June 2024
Million US dollar	Land and buildings	Machinery, equipment and other	Total
Net carrying amount at 30 June	1 586	836	2 422
Depreciation for the period ended 30 June	(216)	(183)	(399)

	31 December 2023
Million US dollar	Land and buildings	Machinery, equipment and other	Total
Net carrying amount at 31 December	1 753	973	2 726
Depreciation for the year ended 31 December	(446)	(360)	(806)

Additions to right-of-use assets in the six-month period ended 30 June 2024 were 228m US dollar (30 June 2023: 448m US dollar).

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.

The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

11.	Goodwill

Million US dollar	30 June 2024	31 December 2023
Acquisition cost
Balance at end of previous year	119 302	115 541
Effect of movements in foreign exchange	(3 958)	3 634
Transfers (to)/from other assets categories	(2)	(179)
Hyperinflation monetary adjustments	328	306
Balance at end of the period	115 669	119 302
Impairment losses
Balance at end of previous year	(2 259)	(2 531)
Effect of movements in foreign exchange	40	293
Impairment losses	—	(20)
Balance at end of the period	(2 218)	(2 259)
Carrying amount
Balance at end of the period	113 451	117 043

AB InBev completes a goodwill impairment testing annually, or whenever a triggering event has occurred.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	30 June 2024	31 December 2023
United States	33 387	33 387
Rest of North America	1 957	2 024
Mexico	13 510	14 697
Colombia	14 699	15 982
Rest of Middle Americas	23 121	23 576
Brazil	3 294	3 780
Rest of South America	1 306	1 036
Europe	2 101	2 157
South Africa	8 900	8 801
Rest of Africa	4 465	4 609
China	2 962	3 028
Rest of Asia Pacific	3 206	3 407
Global Export and Holding Companies	542	559
Total carrying amount of goodwill	113 451	117 043

12.	Intangible assets

	30 June 2024					31 December 2023
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	38 332	2 219	5 379	150	46 080	44 170
Effect of movements in foreign exchange	(731)	(89)	(280)	(22)	(1 122)	957
Acquisitions through business combinations	—	—	—	—	—	15
Acquisitions and expenditures	—	343	208	7	558	838
Disposals through sale and derecognition	—	(19)	(30)	(1)	(50)	(67)
Transfer (to)/from other asset categories and other movements¹	94	23	157	(22)	252	166
Balance at end of period	37 695	2 477	5 434	112	45 718	46 080
Amortization and impairment losses
Balance at end of previous year	(94)	(1 388)	(3 219)	(93)	(4 794)	(3 961)
Effect of movements in foreign exchange	—	73	167	10	250	(191)
Amortization	—	(86)	(313)	(14)	(413)	(711)
Impairment	—	—	(13)	—	(13)	(31)
Disposals through sale and derecognition	—	19	29	1	49	60
Transfer to/(from) other asset categories and other movements¹	—	(47)	(61)	14	(94)	39
Balance at end of period	(94)	(1 430)	(3 411)	(81)	(5 015)	(4 794)
Carrying value at 31 December 2023	38 239	830	2 160	57	41 286	41 286
at 30 June 2024	37 601	1 047	2 024	31	40 703

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment once a year or whenever a triggering event has occurred.

13.	Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2024		2023
Million US dollar	Castel	Anadolu Efes	Castel	Anadolu Efes
Balance at 1 January	3 482	164	3 293	171
Effect of movements in foreign exchange	(90)	(17)	52	(48)
Dividends received	(94)	(10)	—	(12)
Share of results of associates	57	22	67	4
Non-underlying share of results of associates	—	104	—	—
Balance at 30 June	3 355	263	3 412	115

The non-underlying share of results of associates includes 104m US dollar impact from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results, please refer to Note 7 Non-underlying items.

In the six-month period ended 30 June 2024, associates that are not individually material contributed 58m US dollar to the results of investment in associates (30 June 2023: 34m US dollar).

[1]

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to the separate presentation in the statement of financial position of intangible assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

14.	Trade and other receivables

Million US dollar	30 June 2024	31 December 2023
Cash deposits for guarantees	149	164
Loans to customers	5	2
Tax receivable, other than income tax	130	154
Brazilian tax credits and interest receivables	1 218	1 341
Trade and other receivables	184	280
Non-current trade and other receivables	1 687	1 941
Trade receivables and accrued income	4 916	4 347
Interest receivables	30	45
Tax receivable, other than income tax	415	479
Loans to customers	99	70
Prepaid expenses	634	474
Other receivables	611	609
Current trade and other receivables	6 705	6 024

Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 30 June 2024, the total amount of such credits and interest receivables represented 1 218m US dollar (31 December 2023: 1 341m US dollar).

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 30 June 2024 and 31 December 2023 respectively:

	Net carrying amount as of 30 June 2024	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	4 916	4 513	292	61	33	18
Loans to customers	104	89	1	1	13	—
Interest receivables	30	30	—	—	—	—
Other receivables	611	564	24	7	14	1
	5 662	5 196	317	70	60	19

	Net carrying amount as of 31 December 2023	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
.
Trade receivables and accrued income	4 347	4 118	162	43	18	6
Loans to customers	72	51	9	12	—	—
Interest receivables	45	45	—	—	—	—
Other receivables	609	580	9	7	11	2
	5 073	4 794	180	62	29	8

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the six-month period ended 30 June 2024 amount to 39m US dollar (30 June 2023: 27m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 19 Risks arising from financial instruments.

15.	Cash and cash equivalents and investment securities

Million US dollar	30 June 2024	31 December 2023
Short-term bank deposits	2 756	4 201
Cash and bank accounts	4 636	6 131
Cash and cash equivalents	7 392	10 332
Bank overdrafts	(17)	(17)
Cash and cash equivalents in the statement of cash flows	7 375	10 314

The cash outstanding as at 30 June 2024 includes restricted cash for an amount of 96m US dollar (31 December 2023: 109m US dollar). This restricted cash mainly relates to amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (74m US dollar).

Investment securities

Million US dollar	30 June 2024	31 December 2023
Investment in unquoted companies	142	151
Investment in debt securities	43	27
Non-current investments	185	178
Investment in debt securities	252	67
Current investments	252	67

As at 30 June 2024, current debt securities of 252m US dollar mainly represented investments in government bonds (31 December 2023: 67m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

16.	Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the six-month period ended 30 June 2024:

Issued capital
Issued capital	Million shares	Million US dollar
At the end of the previous year	2 019	1 736
Changes during the period	—	—
At the end of the current period	2 019	1 736
Of which:
Ordinary shares	1 797
Restricted shares	222

	Treasury shares		Result on the use of treasury shares
Treasury shares	Million shares	Million US dollar	Million US dollar
At the end of the previous year	35.4	(3 465)	(5 036)
Changes during the period	11.8	(692)	(100)
At the end of the current period	47.3	(4 158)	(5 136)

As of 30 June 2024, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 47 255 331 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 222 044 195 restricted shares. As of 30 June 2024, the total of authorized, unissued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 30 June 2024, from the 326 million restricted shares issued at the time of the SAB combination, 104 million restricted shares were converted into new ordinary shares.

The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In accordance with IFRS 10 Consolidated Financial Statements, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.

In the six-month period ended 30 June 2024, Ambev increased its investment in Cervecería Nacional Dominicana S.A. (“CND”) from 85% to 97% for a net consideration of 0.3 billion US dollar. As the related subsidiary was already fully consolidated, the purchase did not impact AB InBev’s profit.

TREASURY SHARES

Using the powers granted at the shareholders meeting of 28 April 2021, the Board of Directors approved a share buyback program for an amount of 1 billion US dollar in 2023. As of 30 June 2024, AB InBev bought back 15 939 970 shares for a total amount of 1 billion US dollar, corresponding to 0.79% of the total shares outstanding.

In addition, AB InBev repurchased 3 335 417 ordinary shares from Altria. The aggregate purchase price for the share buyback was 200m US dollar, at a price per share equal to 59.96 US dollar (54.77 euro).

As of 30 June 2024, the group owned 47 255 331 own shares of which 46 616 970 were held directly by AB InBev. The par value of the share is 0.61 euro. The treasury shares that the company still owned at the end of 30 June 2024 represented 35 372 059 US dollar (28 825 752 euro) of the subscribed capital.

BORROWED SHARES

In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2024, the company had stock lending arrangements in place for up to 30 million shares, which were fully used to fulfill share-based compensation plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.

DIVIDENDS

On 24 April 2024, a dividend of 0.82 euro per share or 1 645m euro was approved at the shareholders’ meeting. The dividend was paid out as of 7 May 2024.

On 26 April 2023, a dividend of 0.75 euro per share or 1 510m euro was approved at the shareholders’ meeting. The dividend was paid out as of 5 May 2023.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As of 30 June 2024, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves
As per 1 January 2024	(30 180)	181	(1 155)	(31 155)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(4 558)	—	—	(4 558)
Cash flow hedges	—	326	—	326
Re-measurements of post-employment benefits	—	—	—	—
Other comprehensive income/(loss)	(4 558)	326	—	(4 232)
As per 30 June 2024	(34 738)	507	(1 155)	(35 387)

The loss in translation reserves is primarily related to the weakening of the closing rates of the Mexican peso, the Colombian peso and the Brazilian real, which resulted in a net foreign exchange translation adjustment of 4 558m US dollar as of 30 June 2024 (decrease of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves
As per 1 January 2023	(34 677)	145	(1 021)	(35 553)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	3 610	—	—	3 610
Cash flow hedges	—	(541)	—	(541)
Re-measurements of post-employment benefits	—	—	3	3
Other comprehensive income/(loss)	3 610	(541)	3	3 072
As per 30 June 2023	(31 067)	(396)	(1 018)	(32 481)

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2024 is based on the profit attributable to equity holders of AB InBev of 2 564m US dollar (30 June 2023: 1 977m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2024	2023
Issued ordinary and restricted shares at 1 January, net of treasury shares	1 984	1 984
Effect of stock lending	30	30
Effect of delivery of treasury shares and share buyback programs	(9)	2
Weighted average number of ordinary and restricted shares at 30 June	2 005	2 016

The calculation of diluted earnings per shares for the six-month period ended 30 June 2024 is based on the profit attributable to equity holders of AB InBev of 2 564m US dollar (30 June 2023: 1 977m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2024	2023
Weighted average number of ordinary and restricted shares at 30 June	2 005	2 016
Effect of share options, PSUs and restricted stock units	38	38
Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 043	2 054

The calculation of the Underlying EPS is based on the profit before non-underlying items and hyperinflation impacts attributable to equity holders of AB InBev. Underlying EPS is a non-IFRS measure. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before non-underlying items, attributable to equity holders of AB InBev and underlying profit is calculated as follows:

For the six-month period ended 30 June Million US dollar	2024	2023
Profit attributable to equity holders of AB InBev	2 564	1 977
Net impact of non-underlying items on profit (refer to Note 7)	675	750
Profit before non-underlying items, attributable to equity holders of AB InBev	3 239	2 727
Hyperinflation impacts	81	35
Underlying profit	3 320	2 762

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2024	2023
Profit attributable to equity holders of AB InBev	2 564	1 977
Weighted average number of ordinary and restricted shares	2 005	2 016
Basic EPS	1.28	0.98
Profit attributable to equity holders of AB InBev	2 564	1 977
Weighted average number of ordinary and restricted shares (diluted)	2 043	2 054
Diluted EPS	1.25	0.96
Underlying profit	3 320	2 762
Weighted average number of ordinary and restricted shares	2 005	2 016
Underlying EPS	1.66	1.37

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS, 45m share options were anti-dilutive and not included in the calculation of the dilutive effect per 30 June 2024 (30 June 2023: 50m share options).

17.	Interest-bearing loans and borrowings

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to Note 19 Risks arising from financial instruments.

Million US dollar	30 June 2024	31 December 2023
Unsecured bond issues	73 953	71 896
Lease liabilities	1 875	2 126
Unsecured other loans	98	119
Secured bank loans	17	23
Non-current interest-bearing loans and borrowings	75 944	74 163
Unsecured bond issues	1 290	2 514
Lease liabilities	644	703
Secured bank loans	4	392
Unsecured bank loans	278	182
Unsecured other loans	24	196
Current interest-bearing loans and borrowings	2 240	3 987
Interest-bearing loans and borrowings	78 184	78 150

The current and non-current interest-bearing loans and borrowings amount to 78.2 billion US dollar as at 30 June 2024, compared to 78.1 billion US dollar as at 31 December 2023.

As at 30 June 2024, the company had no outstanding balance on commercial papers (31 December 2023: nil). The commercial papers include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.

In March 2024, Anheuser-Busch InBev SA/NV (“ABISA”) and its wholly-owned subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) completed the issuance of the following series of bonds:

Issue date	Issuer (abbreviated)	Maturity date	Currency	Aggregate principal amount (in million)	Coupon rate
21 March 2024	ABIWW	15 June 2034	USD	1 000	5.000%
22 March 2024	ABISA	22 September 2031	EUR	1 000	3.450%
22 March 2024	ABISA	22 March 2037	EUR	1 500	3.750%
22 March 2024	ABISA	22 March 2044	EUR	1 500	3.950%

In April 2024, the company completed the tender offers of five series of notes issued by ABISA and its wholly-owned subsidiaries ABIWW and Anheuser-Busch Companies, LLC (“ABC”) and repurchased 2.6 billion USD aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of repurchase	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in million)	Principal amount repurchased (in million)	Principal amount not repurchased (in million)
22 April 2024	ABIWW and ABC	3.650% Notes due 2026	USD	2 255	947	1 307
22 April 2024	ABISA	2.700% Notes due 2026	EUR	1 000	385	615
22 April 2024	ABISA	2.125% Notes due 2027	EUR	1 000	212	788
22 April 2024	ABIWW	4.000% Notes due 2028	USD	2 500	868	1 632
22 April 2024	ABISA	2.000% Notes due 2028	EUR	3 000	89	2 911

These tender offers were financed with cash.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.

AB InBev’s net debt increased to 70.4 billion US dollar as at 30 June 2024, from 67.6 billion US dollar as at 31 December 2023. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (3.7 billion US dollar), share buybacks (0.8 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (2.1 billion US dollar) and foreign exchange impact on net debt (0.3 billion US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated:

Million US dollar	30 June 2024	31 December 2023
Non-current interest-bearing loans and borrowings	75 944	74 163
Current interest-bearing loans and borrowings	2 240	3 987
Interest-bearing loans and borrowings	78 184	78 150
Bank overdrafts	17	17
Cash and cash equivalents	(7 392)	(10 332)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(86)	(168)
Debt securities (included within Investment securities)	(295)	(94)
Net debt	70 427	67 573

Reconciliation of liabilities arising from financing activities

The table below details the changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt
Balance at 1 January 2024	74 163	3 987
Proceeds from borrowings	5 296	170
Repayments of borrowings	(2 518)	(1 824)
Capitalization / (payment) of lease liabilities	188	(360)
Amortized cost	31	1
Unrealized foreign exchange effects	(791)	(96)
Current portion of long-term debt	(358)	358
(Gain)/Loss on bond redemption and other movements	(66)	3
Balance at 30 June 2024	75 944	2 240

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt
Balance at 1 January 2023	78 880	1 029
Proceeds from borrowings	7	174
Repayments of borrowings	—	(26)
Capitalization / (payment) of lease liabilities	446	(323)
Amortized cost	30	—
Unrealized foreign exchange effects	569	40
Current portion of long-term debt	(1 627)	1 627
(Gain)/Loss on bond redemption and other movements	17	4
Balance at 30 June 2023	78 323	2 524

18.	Share-based payments

Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit (“RSU”) plan for directors (“RSU Plan for Directors”), and the various long-term incentive plans for executives (“LTI Plan Executives”). These share-based payment programs relate to either AB InBev shares or American Depository Shares (“ADSs”) as underlying equity instruments. Except for the ones mentioned below, there were no other grants in the six-month period ended 30 June 2024. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. There were no significant changes to the terms and conditions of the programs disclosed in the annual consolidated financial statements for the year ended 31 December 2023.

Share-based payment transactions resulted in a total expense of 315m US dollar for 2024, as compared to 286m US dollar for the six-month period ended 30 June 2023.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan for Executives

In the six-month period ended 30 June 2024, AB InBev issued 1.6m matching RSUs in relation to bonuses granted to company employees and management (30 June 2023: 1.7m matching RSUs). These matching RSUs represent a fair value of approximately 94m US dollar (30 June 2023: 107m US dollar).

RSU Plan for Directors

In the six-month period ended 30 June 2024, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (30 June 2023: 0.1m with an estimated fair value of 4m US dollar).

Other Recurring LTI Restricted Stock Units Plans for Executives

In the six-month period ended 30 June 2024, approximately 37 thousand RSUs were granted with an estimated fair value of 2m US dollar under this plan (30 June 2023: approximately 11 thousand RSUs with an estimated fair value of less than 1m US dollar).

In the six-month period ended 30 June 2024 and 2023, no RSUs were granted under the People bet share purchase program.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

Under the 2018 Share-based compensation plan, Ambev issued 6.8m matching RSUs in the six-month period ended 30 June 2024 with an estimated fair value of 17m US dollar (30 June 2023: 6.8m matching RSUs with an estimated fair value of 17m US dollar).

BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM

Share-Based Compensation Plan

In the six-month period ended 30 June 2024, Budweiser APAC issued 8.8m matching RSUs in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of 14m US dollar (30 June 2023: 4.1m matching RSUs with an estimated fair value of 13m US dollar).

19.	Risks arising from financial instruments

A) FINANCIAL ASSETS AND LIABILITIES

Set out below is an overview of financial assets and liabilities held by the company as at the dates indicated:

	30 June 2024				31 December 2023
Million US dollar	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total
Cash and cash equivalents	7 392	—	—	7 392	10 332	—	—	10 332
Trade and other receivables	5 995	—	—	5 995	5 517	—	—	5 517
Investment securities	43	252	142	437	27	67	151	245
Foreign exchange derivatives	—	10	311	320	—	48	315	363
Commodities	—	—	152	152	—	—	131	131
Cross currency interest rate swaps	—	—	155	155	—	—	52	52
Interest rate swaps	—	4	—	4	—	3	—	3
Financial assets	13 430	265	760	14 455	15 876	118	649	16 642
Non-current	382	3	323	708	473	—	195	668
Current .	13 049	262	437	13 748	15 403	118	454	15 975
Trade and other payables	18 748	297	—	19 045	21 284	741	—	22 026
Non-current interest-bearing loans and borrowings	74 796	1 148	—	75 944	73 592	571	—	74 163
Current interest-bearing loans and borrowings	2 240	—	—	2 240	3 987	—	—	3 987
Bank overdrafts	17	—	—	17	17	—	—	17
Equity swaps	—	5 035	—	5 035	—	4 718	—	4 718
Foreign exchange derivatives	—	9	57	66	—	18	414	432
Commodities	—	—	67	67	—	—	145	145
Cross currency interest rate swaps	—	—	66	66	—	—	164	164
Interest rate swaps	—	43	—	43	—	10	—	10
Financial liabilities	95 800	6 533	190	102 523	98 880	6 058	723	105 662
Non-current	75 378	1 365	53	76 796	73 920	876	151	74 947
Current	20 423	5 167	137	25 727	24 961	5 182	573	30 715

B) INTEREST RATE RISK

The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is denominated.

30 June 2024	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
US dollar	—	1	6.40%	581
Other	9.49%	377	9.49%	377
		379		959
Fixed rate
Canadian dollar	4.56%	592	4.37%	2 705
Chinese yuan	3.06%	48	2.64%	2 928
Euro	2.53%	24 051	2.46%	24 646
Pound sterling	5.35%	2 108	8.33%	437
South Korean won	4.98%	44	2.15%	2 204
US dollar	5.08%	49 533	5.33%	42 069
Other	9.25%	1 445	10.20%	2 253
		77 822		77 242

31 December 2023	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Euro	4.27%	1 086	4.27%	1 086
US dollar	6.00%	505	6.35%	789
Other	10.47%	299	11.66%	595
		1 889		2 469
Fixed rate
Canadian dollar	4.54%	625	4.37%	2 988
Chinese yuan	2.91%	57	2.49%	2 437
Euro	2.26%	21 233	2.46%	22 072
Pound sterling	5.38%	2 122	8.24%	827
South Korean won	5.49%	49	1.85%	2 209
US dollar	5.02%	50 368	5.20%	43 344
Other	8.85%	1 825	10.00%	1 820
		76 277		75 697

As at 30 June 2024, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 17m US dollar (31 December 2023: 17m US dollar). As disclosed in the above table, 959m US dollar or 1.2% of the company’s interest-bearing financial liabilities bears interest at a variable rate.

C) EQUITY PRICE RISK

AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 18 Share-based Payments. AB InBev also hedges its exposure arising from shares issued in relation to past business combinations (see also Note 8 Finance expense and income). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the income statement.

As at 30 June 2024, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total loss of (507)m US dollar recognized in the income statement for the period in non-underlying finance income/(expense). As at 30 June 2024, liabilities for equity swap derivatives amounted to 5.0 billion US dollar (31 December 2023: 4.7 billion US dollar).

D) CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 30 June 2024 to be limited.

Exposure to credit risk

Credit risk arises from financial assets including trade and other receivables. The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized and disclosed by financial asset class in section A) Financial assets and liabilities.

The maximum exposure to credit risk at the reporting date for our trade and other receivables, excluding Brazilian tax credits, tax receivables other than income tax and prepaid expenses, was as follows:

	30 June 2024			31 December 2023¹
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount
Trade receivables	5 308	(392)	4 916	4 734	(387)	4 347
Other receivables	1 146	(66)	1 080	1 244	(74)	1 170
Trade and other receivables	6 453	(458)	5 995	5 978	(462)	5 517

There was no significant concentration of credit risks with any single counterparty as of 30 June 2024 and no single customer represented more than 10% of the total revenue of the group in 2024.

Impairment losses

The allowance for impairment recognized during the period on trade and other receivables was as follows:

	30 June 2024	31 December 2023
Balance at end of previous year	(462)	(416)
Impairment losses	(39)	(54)
Derecognition	15	26
Currency translation and other	28	(18)
Balance at end of period	(458)	(462)

Additionally, in the six-month period ended 30 June 2024, the company recognized (66)m US dollar loss resulting from the impairment of financial investments – see also Note 8 Finance expense and income.

[1]	Amended to conform to the 2024 presentation.

E) LIQUIDITY RISK

Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

•	Debt servicing;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative liabilities:1

	30 June 2024
Million US dollar	Carrying amount¹	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bond issues	(75 243)	(127 287)	(4 529)	(5 767)	(5 222)	(18 022)	(93 747)
Trade and other payables	(22 588)	(22 813)	(21 703)	(270)	(166)	(345)	(330)
Lease liabilities	(2 520)	(2 914)	(760)	(624)	(443)	(554)	(533)
Secured bank loans	(21)	(28)	(6)	(5)	(5)	(9)	(3)
Unsecured bank loans	(278)	(278)	(278)	—	—	—	—
Unsecured other loans	(122)	(159)	(27)	(94)	(20)	(8)	(10)
Bank overdraft	(17)	(17)	(17)	—	—	—	—
	(100 788)	(153 496)	(27 318)	(6 760)	(5 855)	(18 939)	(94 623)
Derivative financial liabilities
Equity derivatives	(5 035)	(5 035)	(5 035)	—	—	—	—
Foreign exchange derivatives	(66)	(66)	(66)	—	—	—	—
Cross currency interest rate swaps	(109)	(109)	(44)	(11)	—	(55)	—
Commodity derivatives	(67)	(67)	(67)	—	—	—	—
	(5 278)	(5 278)	(5 212)	(11)	—	(55)	—
Of which: related to cash flow hedges	(148)	(148)	(119)	(11)	—	(19)	—

[1]	“Carrying amount” refers to the net book value as recognized in the statement of financial position at each reporting date.

	31 December 2023
Million US dollar	Carrying amount¹	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bond issues	(74 410)	(125 728)	(5 689)	(3 699)	(6 352)	(16 731)	(93 258)
Trade and other payables	(26 719)	(27 020)	(26 026)	(233)	(156)	(240)	(365)
Lease liabilities	(2 829)	(3 228)	(823)	(596)	(472)	(599)	(738)
Secured bank loans	(415)	(426)	(395)	(5)	(5)	(10)	(10)
Unsecured bank loans	(182)	(182)	(182)	—	—	—	—
Unsecured other loans	(314)	(364)	(200)	(109)	(28)	(16)	(11)
Bank overdraft	(17)	(17)	(17)	—	—	—	—
	(104 886)	(156 965)	(33 331)	(4 642)	(7 013)	(17 597)	(94 383)
Derivative financial liabilities
Equity derivatives	(4 718)	(4 718)	(4 718)	—	—	—	—
Foreign exchange derivatives	(432)	(432)	(428)	—	(4)	—	—
Cross currency interest rate swaps	(174)	(174)	(24)	(34)	(13)	(103)	—
Commodity derivatives	(145)	(145)	(145)	—	—	—	—
	(5 469)	(5 469)	(5 316)	(34)	(16)	(103)	—
Of which: related to cash flow hedges	(542)	(542)	(494)	(34)	—	(14)	—

F) FAIR VALUE

The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of financial position. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, lease liabilities and derivative financial instruments have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value.

	30 June 2024		31 December 2023
Interest-bearing financial liabilities Million US dollar	Carrying amount¹	Fair value	Carrying amount¹	Fair value
Fixed rate
US dollar	(49 099)	(48 947)	(49 917)	(52 268)
Euro	(23 268)	(22 296)	(20 379)	(19 796)
Pound sterling	(2 060)	(1 960)	(2 069)	(2 012)
Canadian dollar	(509)	(468)	(526)	(505)
Other	(367)	(360)	(558)	(554)
	(75 302)	(74 031)	(73 449)	(75 135)

[1]	“Carrying amount” refers to the net book value as recognized in the statement of financial position at each reporting date.

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 30 June 2024 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	—	9	—
Derivatives at fair value through profit and loss	—	11	—
Derivatives in a cash flow hedge relationship	19	353	—
Derivatives in a net investment hedge relationship	—	249	—
	19	622	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	297
Derivatives at fair value through profit and loss	—	5 044	—
Derivatives in a cash flow hedge relationship	34	115	—
Derivatives in a fair value hedge relationship	—	43	—
Derivatives in a net investment hedge relationship	—	42	—
	34	5 244	297

Fair value hierarchy 31 December 2023 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	—	9	—
Derivatives at fair value through profit and loss	—	51	—
Derivatives in a cash flow hedge relationship	28	381	—
Derivatives in a net investment hedge relationship	—	89	—
	28	530	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	741
Derivatives at fair value through profit and loss	—	4 736	—
Derivatives in a cash flow hedge relationship	18	524	—
Derivatives in a fair value hedge relationship	—	10	—
Derivatives in a net investment hedge relationship	—	181	—
	18	5 451	741

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities during the period. Movements in the fair value “level 3” category of financial liabilities, measured on a recurring basis, are mainly related to the settlement and remeasurement of deferred consideration from prior years acquisitions and the put option as described below.

Non-derivative financial liabilities

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the remaining put option is exercisable as from 2026. As at 30 June 2024, the put option on the remaining shares held by ELJ was valued at 170m US dollar (31 December 2023: 577m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.

20.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

In the six-month period ended 30 June 2024, there were no significant changes in collateral and contractual commitments. The commitments to purchase property, plant and equipment decreased from 641m US dollar as of 31 December 2023 to 629m US dollar as of 30 June 2024.

21.	Contingencies

The company has contingencies related to legal proceedings and tax matters arising in the normal course of its business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters.

The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period.

AMBEV TAX MATTERS

As of 30 June 2024 and 31 December 2023, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2024	31 December 2023
Income tax and social contribution	11 825	13 141
Value-added and excise taxes	4 802	5 528
Other taxes	881	953
	17 508	19 622

The most significant tax proceedings of Ambev are discussed below.

Ambev and its subsidiaries have insurance guarantees and letters of guarantee for certain legal proceedings, which are presented as guarantees in civil, labor and tax proceedings.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil.

In 2022 and 2023, the Lower Administrative Court rendered favorable and partially favorable decisions to Ambev, some of which are still subject to appeal. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by Ambev with respect to the taxation of profits and the goodwill amortization of foreign subsidiaries. The tax authorities filed appeals regarding some of these decisions, which are pending judgment by the Upper Administrative Court. The remaining decisions are final and were resolved favorably to Ambev.

In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.

In December 2023, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries. Ambev filed a defense in January 2024 and the case awaits decision by the first-level administrative court.

The updated assessed amount related to this uncertain tax position as of 30 June 2024 as per IFRIC 23 is approximately 6.2 billion Brazilian real (1.1 billion US dollar). Ambev has not recorded any provision in connection therewith.

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the first-level administrative court and Lower Administrative Court. Ambev and the tax authorities both filed Special Appeals which were partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.

In April 2023, Ambev received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment which was subject to the Special Appeals filed by Ambev and the tax authorities. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision, which awaits judgment at the first-level judicial court.

The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 6.7 billion Brazilian real (1.2 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. These matters were tried at the administrative level, with the Upper Administrative Court rendering partially favorable decisions to Ambev related to the qualified penalties and the statute of limitations for one of the calendar years under discussion. In January and June 2023, Ambev filed judicial proceedings to appeal the unfavorable portion of the decisions and received favorable decisions at the first-level judicial court. The tax authorities appealed these decisions in September 2023 and the matters await judgment at the second level judicial court.

The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 1.4 billion Brazilian real (0.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In February 2024, Ambev presented a request to withdraw the Special Appeals filed, which was accepted by the Upper Administrative Court. As a result, the Lower Administrative Court’s initial partially favorable decision prevailed. Ambev filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the first-level administrative court. Ambev has filed an appeal to the Lower Administrative Court.

The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 0.9 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

Goodwill MAG

In December 2022, CRBS S.A (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. Ambev filed a defense in January 2023. In November 2023, Ambev received a partially favorable decision from the first-level administrative court which reduced the qualified penalty applied to 100% (instead of 150% as initially charged). This decision is not final and is subject to review by the Lower Administrative Court. Ambev has filed an appeal to the Lower Administrative Court against the unfavorable portion of the decision.

The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

Ambev has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods.

Disallowance of financial expenses

In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated with financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first-level administrative court regarding the 2016 case, which was confirmed by the Upper Administrative Court in April 2023.

In June 2021, Ambev received a partially favorable decision for the 2020 case at the first-level administrative court and filed an appeal to the Lower Administrative Court. In March 2023, Ambev received a favorable decision from the Lower Administrative Court, which fully canceled the tax assessment related to 2020, and this decision became final in May 2023. In June 2022, Ambev received a partially favorable decision at the first-level administrative court regarding the 2015 case and filed an appeal to the Lower Administrative Court. In April 2024, Ambev received a favorable decision from the Lower Administrative Court, which became final in July 2024.

The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.

For the assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions at the Upper Administrative Court in three out of four tax assessments and filed an appeal to the first-level judicial court in November 2023 which awaits judgment. In July 2024, the Lower Administrative Court rendered a favorable decision to Ambev in a case related to calendar year 2012. Ambev awaits formal notification of this decision to assess any potential impacts on the probability of loss and take any additional necessary actions.

The other cases are still awaiting final decisions at both administrative and judicial courts.

In connection with the disallowance of tax paid abroad, additional tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. As of December 2023, Ambev had received tax assessments charging such fines for calendar years 2015 to 2018. For the tax assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions from the first-level administrative court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. With respect to the tax assessments charging such isolated fines for calendar years 2017 and 2018, Ambev has filed defenses, which await judgment by the first-level administrative court.

In April 2024, Ambev received a new tax assessment charging isolated fines for calendar year 2019. Ambev has filed a defense in this case, which similar to the 2017 and 2018 cases, awaits judgment by the first-level administrative court.

The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 15.4 billion Brazilian real (2.8 billion US dollar). Ambev has not recorded any provision in connection therewith.

Ambev has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2023). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be the same as those tax years already assessed.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first-level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.

In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Lower Administrative Court. In February 2024, Ambev received a favorable decision and currently awaits formal notification of the decision to evaluate next steps.

The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 0.7 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter based on the probability of loss.

Deductibility of IOC expenses

In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other reasons. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of this restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.

As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.

In all of the cases the Company obtained partially favorable decisions at the first-level administrative court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the Lower Administrative Court. The favorable portion of the decisions rendered by the first-level administrative court in these cases is subject to mandatory review by the Lower Administrative Court as well.

With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained at the Lower Administrative Court an unfavorable decision on the merits under discussion, but favorable as it relates to the fines charged by tax authorities, as the court decision cancelled the qualified penalties charged. Ambev awaits formal notification of this decision to analyze any applicable appeals at the administrative or judicial level.

The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 28.6 billion Brazilian real (5.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

The uncertain tax position, as per IFRIC 23, continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2022-2023) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2021, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.

In December 2023, Law No. 14,789/2023 (introduced in August 2023 as Provisional Measure No. 1,185), was enacted in Brazil, which changed the calculation basis for interest on equity effective as of 1 January 2024. As a result, effective as of 1 January 2024, the uncertain tax treatment, as per IFRIC 23, is limited only to Corporate Income Taxes calculated in accordance with rules and regulations in place prior to the enactment of Law No. 14,789/2023.

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the first-level administrative court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision.

In February 2024, the Lower Administrative Court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction. The unfavorable portion relates to the claim regarding a difference in the methodology for calculating the benefit and concerns approximately 20 million Brazilian real (4 million US dollar). The decision may still be appealed to the Upper Administrative Court by the tax authorities.

The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 2.7 billion Brazilian real (0.5 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

This uncertain tax position, as per IFRIC 23, continued to be applied by Arosuco impacting calendar years following those assessed (2019-2023) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In the event Arosuco is questioned on this matter for future periods, and on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the previously assessed periods.

ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES

Manaus Free Trade Zone – IPI / Social contributions

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev and its subsidiaries have also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/ /SP, with binding effect, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.

In April 2024, the Lower Administrative Court rendered an unfavorable decision to Arosuco, by a casting vote, regarding the PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries. However, this decision is not final and may be appealed by Arosuco.

Ambev management estimates the possible loss related to these proceedings to be approximately 6.6 billion Brazilian real (1.1 billion US dollar) as of 30 June 2024. Ambev has not recorded any provision in connection therewith.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In July 2022, Ambev received the first judicial decision on this matter; the decision was unfavorable to Ambev and it filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first level decision and ordering the production of technical evidence as requested by Ambev in order to demonstrate the proper collection of IPI. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court.

In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter, which ordered a tax audit to determine the amount of the tax already effectively paid. In January 2024, Ambev was notified of the results of the tax audit, which were partially favorable to Ambev, reducing 98% of the amount alleged to be owed by Ambev in this case. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision, which is pending judgment.

Ambev management estimates the possible loss related to these assessments to be approximately 0.9 billion Brazilian real (0.2 billion US dollar) as of 30 June 2024. Ambev has not recorded any provision in connection therewith.

ICMS tax credits

In 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the second administrative level, which was amended by the third administrative level in favor of the tax authorities. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. With respect to the assessments issued by the State of São Paulo, all were decided unfavorably to Ambev at the first administrative level, and Ambev has filed appeals at the second administrative level. In one of these cases, Ambev received an unfavorable decision from the second-level administrative authority, which is not final and has been appealed at a third-level authority.

Ambev management estimates the possible losses related to these assessments to be approximately 0.8 billion Brazilian real (0.1 billion US dollar) as 30 June 2024.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the total possible loss related to this issue to be approximately 11.1 billion Brazilian real (2.0 billion US dollar) as of 30 June 2024. Ambev has not recorded any provisions for this matter.

ICMS-PRODEPE

In 2015, in relation to the ICMS tax incentive program of the State of Pernambuco (PRODEPE), Ambev received tax assessments from the state regarding alleged differences in the ICMS tax collected relating to the rectification of errors in a handful of ancillary obligations included in Ambev’s tax filing. In 2017, Ambev received a final favorable decision recognizing the tax assessments were null due to formal errors. In September 2018, Ambev received a new tax assessment relating to the same ICMS differences. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which was appealed to the judicial level in March 2024.

Ambev management estimates the total possible loss related to this issue to be approximately 0.8 billion Brazilian real (0.1 billion US dollar) as of 30 June 2024. Ambev has not recorded any provisions for this matter.

SOCIAL CONTRIBUTIONS

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels. In 2019, 2020 and 2023, Ambev received final favorable decisions at the administrative level in some of these cases. In 2023, the Lower Administrative Court rendered favorable decisions to Ambev in two other cases, which are final. At the judicial level, one case is pending decision by the second level judicial court after the first-level judicial court rendered an unfavorable decision to Ambev.

Ambev management estimates the possible loss related to these assessments to be approximately 1.7 billion Brazilian real (0.3 billion US dollar) as of 30 June 2024. Ambev has not recorded any provisions for this matter.

AB INBEV’S TANZANIA TAX MATTERS

Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.3 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board. TBL believes that the assessment is without merit and will vigorously defend against the assessment. In accordance with IFRIC 23, no related provision has been made.

AB INBEV’S SOUTH AFRICAN TAX MATTERS

The South African Revenue Service (“SARS”) conducted an audit of AB InBev’s South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA and the related subscription for shares in CCBA by subsidiaries of The Coca-Cola Company (“TCCC”). The assessment from SARS claimed that SAB owed 6.4 billion South African Rand (0.3 billion US dollar) in taxes plus penalties and interest, which as at the time of assessment totalled 17.7 billion Rand (0.9 billion US dollar). The repurchase transaction also included an indemnity for certain tax liabilities of CCBA. CCBA notified SAB that CCBA had received an assessment from SARS for 8.9 billion Rand (0.5 billion US dollar). Both of these assessments were contested. Both disputes have now been resolved and SAB will pay 4.5 billion South African Rand (0.2 billion US dollar) in respect of these South African tax matters to SARS, of which 3.5 billion South African Rand (0.2 billion US dollar) have been paid as of 30 June 2024.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party.

On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case was referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal. On 20 September 2023, the European General Court upheld the European Commission’s decision. That judgment has been appealed by AB InBev and other parties to the European Court of Justice.

Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments.

In January 2019, AB InBev deposited 68 million euro (74 million US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (74 million US dollar) in 2020.

CERBUCO BREWING ARBITRATION

Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture, with the terms of reference being formally executed in 2022. Depending on the outcome of the arbitration, there may be an impact on Cerbuco’s rights. As a result, Ambev’s ability to continue consolidating Bucanero into its financial statements may also be affected. The financial impact has not yet been ascertained, as it depends on the outcome of the arbitration.

PROPOSED CLASS ACTION IN QUEBEC

Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.

22. Related parties

There are no material changes in the company’s related party transactions during the six-month period ended 30 June 2024 as compared to 31 December 2023.

23. Events after the reporting date

None.